                                                Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-33040

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED MARCH 22, 2000

[IUSACELL DIGITAL LOGO]

GRUPO IUSACELL, S.A. DE C.V.

This prospectus supplement relates to an offer to holders of our American depositary shares, or ADSs, of rights to subscribe for new ADSs. This offer is part of our offering of up to 210,320,870 new series V shares in the form of shares or ADSs. Each ADS represents ten of our series V shares.

- You will receive one right to subscribe for one new ADS for every 3.282657 ADSs you own on the record date, October 5, 2001.

- You will be required to pay $2.30 for each new ADS plus an ADS issuance fee of $0.05 per ADS.

- You may only subscribe for whole new ADSs.

- You must exercise your rights in the manner described in this prospectus supplement before 5:00 p.m., New York City time (4:00 p.m., Mexico City time) on November 1, 2001. Rights not exercised at that time will lapse.

- Our ADSs are listed on the New York Stock Exchange under the symbol "CEL." On October 3, 2001, the closing price of our ADSs on the New York Stock Exchange was $2.35.

- Our series V shares are listed on the Mexican Stock Exchange under the symbol "CEL." On October 3, 2001, the closing price of the series V shares on the Mexican Stock Exchange was Ps.2.30.

- Rights to purchase ADSs will not be listed on any securities exchange and are not transferable.

- We expect that the new ADSs will be listed on the New York Stock Exchange on or about November 7, 2001.

INVESTING IN OUR ADSS INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE S-8.
                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

Verizon Communications Inc., or Verizon, which through its subsidiaries is our largest shareholder, has indicated to us that it will fully exercise its subscription rights under the rights offering and will subscribe for any additional series V shares available for distribution at the end of the exercise period as a result of unexercised rights. In addition, Vodafone Group Plc, which through one of its subsidiaries is our second largest shareholder, has indicated to us that it will fully exercise its subscription rights under the rights offering. Accordingly, our gross proceeds from the rights offering will be approximately Ps.906.0 million or approximately $100.0 million using the noon buying rate on June 29, 2001. We estimate that our expenses in connection with the rights offering will be approximately Ps.9.1 million or approximately $1.0 million using the noon buying rate on June 29, 2001. As a result, the net proceeds to us will be approximately Ps.896.9 million or approximately $99.0 million using the noon buying rate on June 29, 2001. On June 29, 2001, the noon buying rate was Ps.9.06 per U.S. dollar. On October 3, 2001, the noon buying rate was Ps.9.53 per U.S. dollar.

We expect to deliver the new ADSs subscribed through the rights offering on or as soon as practicable after November 7, 2001.
                             ---------------------

                               Solicitation Agent

                                    JPMORGAN

October 4, 2001

                               TABLE OF CONTENTS

                                                               PAGE
About this Prospectus Supplement............................    S-1
Where You Can Find More Information.........................    S-1
Incorporation of Certain Documents by Reference.............    S-3
Enforceability of Civil Liabilities.........................    S-3
Summary of the Rights Offering..............................    S-4
Use of Proceeds.............................................    S-7
Risk Factors................................................    S-8
Recent Developments.........................................    S-9
Selected Financial Information..............................   S-12
Management's Discussion and Analysis of Financial Conditions
  and Results of Operations.................................   S-14
The Rights Offering.........................................   S-21
Capitalization..............................................   S-25
Taxation....................................................   S-27
Solicitation................................................   S-31
Legal Matters...............................................   S-34
Experts.....................................................   S-34
Authorization of Rights Offering............................   S-35
Index to Financial Statements...............................    F-1

                        ABOUT THIS PROSPECTUS SUPPLEMENT

"IUSACELL" MEANS GRUPO IUSACELL, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS NUEVO GRUPO IUSACELL, S.A. DE C.V.

"IUSACELL CELULAR" MEANS GRUPO IUSACELL CELULAR, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS GRUPO IUSACELL, S.A. DE C.V. EXCEPT FOR ONE QUALIFYING SHARE, IUSACELL OWNS 100% OF THE CAPITAL STOCK OF IUSACELL CELULAR.

Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos.

Mexican generally accepted accounting principles require that financial statements of Mexican companies such as Iusacell recognize certain effects of inflation. As a result, unless otherwise indicated, all financial statements and data presented in this prospectus supplement have been restated in constant pesos as of June 30, 2001. The U.S. dollar translations provided in this prospectus supplement are, unless otherwise indicated, calculated at the exchange rate at June 29, 2001 reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which was Ps.9.06 per U.S. dollar. On October 3, 2001, the noon buying rate for pesos reported by the Federal Reserve Bank of New York was Ps.9.53 per U.S. dollar. Amounts presented in this prospectus supplement may not add up or may be slightly inconsistent due to rounding.

We have filed a petition with the Mexican National Banking and Securities Commission (Comision Nacional Bancaria y de Valores), also referred to as the CNBV, to update the registration of our shares (including our series V shares) in the Securities and Special Sections of the National Registry of Securities (Registro Nacional de Valores) maintained by the CNBV and to generally inform the CNBV of the transactions mentioned in this prospectus supplement. This registration does not imply any certification as to the investment quality of our shares (including our series V shares), our solvency or the accuracy or completeness of the information included in this prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission, or the SEC, a registration statement on Form F-3 under the Securities Act of 1933, to register offers and sales of our securities, including the rights offering described in this prospectus supplement. We have also filed a post-effective amendment No. 1 to the registration statement. This prospectus supplement, which forms a part of that registration statement, does not contain all of the information presented in the registration statement. Statements contained in this prospectus supplement or the prospectus that forms part of the registration statement, which together we refer to as the prospectus, concerning the provisions of any document are not necessarily complete. For further information about us and any document referred to in this prospectus supplement, you should refer to the registration statement, including the documents that are incorporated by reference into the registration statement and its exhibits.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, and are required to file with or furnish to the SEC certain reports and other information. As a foreign private issuer, we are exempt from the provisions of the Exchange Act that require us to furnish proxy statements to shareholders and the provisions that relate to short swing profit reporting and liability.

The registration statement, its exhibits and schedules, reports, and other information that we have filed with or furnished to the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Woolworth Building at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You can obtain copies of such material by mail from the Public Reference section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with or otherwise furnished to the SEC. The information incorporated by reference is deemed to be a part of this prospectus supplement, except for information superceded by information in this prospectus supplement. This prospectus supplement incorporates by reference the following documents:

- Our Annual Report on Form 20-F for the year ended December 31, 2000, filed with the SEC under the Exchange Act on July 2, 2001.

The prospectus supplement also incorporates by reference all subsequent filings that we may file pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act before this rights offering terminates. Any report on Form 6-K that we file with the SEC after the date hereof will be incorporated by reference herein only if that report on Form 6-K explicitly says so. You may request, orally or in writing, a copy of the documents that we refer to above, excluding exhibits, at no cost by contacting our Director of Investor Relations at Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348, Mexico, D.F., telephone number + (525) 109-4400.

Any statement contained in a document that is incorporated by reference herein is modified or superceded for purposes of this prospectus supplement to the extent that a statement in this prospectus supplement or in a subsequently filed document that is incorporated by reference modifies or supercedes that statement.

All financial information in our Annual Report incorporated by reference has been presented in constant December 31, 2000 pesos. The inflation rate for the six-month period ended June 30, 2001 was 2.17%.

                      ENFORCEABILITY OF CIVIL LIABILITIES

Iusacell is incorporated with limited liability in Mexico and substantially all of its assets are located in Mexico. In addition, a majority of the directors and officers of Iusacell and the experts named in this prospectus supplement reside outside the United States (principally in Mexico) and all or a significant portion of the assets of those persons and of Iusacell are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons or Iusacell judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Iusacell has been advised by De Ovando y Martinez del Campo, S.C., its special Mexican counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon United States federal securities laws and as to the enforceability in Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. As a result, because substantially all of the assets of Iusacell are located in Mexico, holders of Iusacell securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against Iusacell.

                         SUMMARY OF THE RIGHTS OFFERING

We are offering our holders of record on the applicable record date rights to subscribe for an aggregate of up to 210,320,870 new series V shares, in the form of shares or ADSs.

RIGHTS OFFERING...............   You will receive one right to subscribe for one
                                 new ADS for every 3.282657 ADSs that you own on the record date.

RECORD DATE...................   The record date for the rights offering will be
                                 October 5, 2001.

SUBSCRIPTION PRICE............   The subscription price will be U.S.$2.30 per
                                 ADS. In addition, you must pay an ADS issuance fee of U.S.$0.05 per ADS. The closing price of the ADSs on the New York Stock Exchange on
                                 September 26, 2001 was U.S.$2.29. Holders of series V shares in Mexico will pay the subscription price in the Mexican peso equivalent of the U.S. dollars subscription price at the exchange rate of the Mexican
                                 Central Bank (Banco de Mexico) published in the Official Gazette of the Federation (Diario
                                 Oficial de la Federacion) on the business day prior to the date such payment is made. See
                                 "The Rights Offering."

RIGHTS EXERCISE PERIOD........   From October 4, 2001 until 5:00 p.m. New York
                                 City time (4:00 p.m. Mexico City time) on November 1, 2001.

AVAILABILITY OF THIRD QUARTER
FINANCIAL INFORMATION.........   We anticipate issuing our third quarter
                                 financial information on or about October 26, 2001. This information will be furnished to the SEC on Form 6-K, will be incorporated by reference into this prospectus supplement and will be available on our website.

SHARES OUTSTANDING BEFORE AND
AFTER RIGHTS OFFERING ASSUMING
100% SUBSCRIPTION.............

                                                                    ---------------------------------------------
                                                                           BEFORE                   AFTER
                                                                    ---------------------   ---------------------
                                             Series A.............    736,830,745    51.6%    961,292,484    51.6%
                                             Series V.............    690,411,440    48.4%    900,732,311    48.4%
                                                                    -------------   -----   -------------   -----
                                             Total................  1,427,242,185   100.0%  1,862,024,795   100.0%

                                 Each ADS represents 10 series V shares. The series A and series V shares represent the same economic and voting interest in Iusacell. Verizon and Vodafone, our only series A shareholders, have subscribed for the new series A shares. See "The Rights
                                 Offering -- Background."

PROCEDURE FOR EXERCISING
RIGHTS........................   If you hold ADSs directly, you may exercise
                                 your rights by delivering properly completed subscription instructions and full payment of the subscription price for the new ADSs being subscribed to the rights agent prior to 5:00 p.m. New York City time (4:00 p.m. Mexico City time) on November 1, 2001. If you are the beneficial owner of

                                 ADSs, you may subscribe only by instructing your broker, dealer, trust company, bank, custodian or other nominee to subscribe on your behalf. See "The Rights Offering -- How to Subscribe."

REMAINING SHARES..............   Verizon, our largest shareholder, has indicated
                                 to us that it will subscribe for any additional series V shares available for distribution at the end of the exercise period for subscription rights as a result of unexercised rights.

TRADING OF RIGHTS.............   The rights are not transferable and therefore
                                 may not be traded separately.

EXERCISE OF RIGHTS
IRREVOCABLE...................   You may not revoke, cancel or otherwise modify
                                 the exercise of your rights once you have exercised your rights.

USE OF PROCEEDS...............   The net proceeds of the rights offering, which
                                 we expect will be approximately U.S.$99.0 million, will be used to finance our acquisition of Grupo Portatel, S.A. de C.V., the Region 8 cellular A-band provider in southern Mexico; and to partially fund the launching of our personal communications services, also known as PCS service, in Regions
                                 1 and 4 in northern Mexico.

SOLICITATION AGENT............   J.P. Morgan Securities Inc.

RIGHTS AGENT..................   The Bank of New York

LISTING.......................   Our ADSs are listed on the New York Stock
                                 Exchange under the symbol "CEL." Our series V shares are listed on the Mexican Stock Exchange under the symbol "CEL." On October 3, 2001 the closing price of our ADSs on the New York Stock
                                 Exchange was U.S.$2.35. Rights to purchase ADSs will not be listed or quoted on any stock exchange or quotation system.

DELIVERY OF ADRS..............   The depositary will make ADRs evidencing new
                                 ADSs available to each holder who subscribes for new ADSs on or as soon as practicable after November 7, 2001.

DILUTION......................   Upon completion of the rights offering,
                                 existing ADS holders who do not exercise their rights fully will own a smaller proportional interest in our company than they currently hold. Assuming no rights are exercised by current ADS holders other than Verizon and Vodafone, the equity ownership of all other existing ADS shareholders of Iusacell would be diluted from 28.2% to 21.6%.

POTENTIAL CONVERSION BY
VERIZON AND VODAFONE..........   Verizon and Vodafone are considering exchanging
                                 a portion of the series V shares they subscribe for in the rights offering into series A shares in order to increase the capacity of Iusacell to issue additional series V shares in the future.

QUESTIONS.....................   If you have any questions about the rights
                                 offering, including the procedure for
                                 exercising such rights, you should contact the rights agent at (800) 507-9357.

EXPECTED TIMETABLE FOR THE RIGHTS OFFERING

Commencement of rights offering.............................   October 4, 2001
Record date for determining holders of record of ADSs
  receiving rights (5:00 p.m., New York City time, 3:00 p.m.
  Mexico City time).........................................   October 5, 2001
End of the period during which ADS rights holders can
  subscribe for ADSs by exercising their rights.............  November 1, 2001
Closing date for ADS rights offering........................  November 6, 2001
Certificates for new ADSs mailed on or as soon as
  practicable after.........................................  November 7, 2001

                                USE OF PROCEEDS

We expect to receive net proceeds of approximately U.S.$99.0 million from the rights offering, after deducting all expenses related to the rights offering. The net proceeds from the rights offering will be used in the financing of our acquisition of Grupo Portatel, S.A. de C.V., the Region 8 cellular A-band provider in southern Mexico, and to partially fund the launching of our PCS service in Regions 1 and 4 in northern Mexico.

                                  RISK FACTORS

You should carefully consider the risks described below and all other information contained or incorporated by reference in this prospectus supplement before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially adversely affected. In that event, the trading price of our ADSs could decline, and you may lose part or all of your investment.

THE RECENT TERRORIST ATTACKS IN THE UNITED STATES COULD ADVERSELY AFFECT THE PRICE AND LIQUIDITY OF OUR SERIES V SHARES AND OUR ADSS

Following the recent terrorist attacks in the United States, there has been substantial volatility in the international equity markets. The attacks have also affected the price of our shares on the Mexican Stock Exchange and our ADSs on the New York Stock Exchange. Any significant military or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events may have a further adverse impact on the U.S. and world economies and thus demand for our services, and on the liquidity and price for our series V shares and ADSs in the secondary market.

OUR STRATEGY TO EXPAND OUR WIRELESS FOOTPRINT IN MEXICO LEADS US TO CONSIDER SIGNIFICANT ACQUISITIONS FROM TIME TO TIME THAT MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS

One of our business strategies is to provide our customers with access to reliable and high-quality wireless service throughout Mexico. Providing access through roaming in regions where we do not own concessions does not afford us optimal control over coverage, quality and pricing. As a result, from time to time we explore possibilities to expand our wireless footprint in Mexico through the acquisition of other A-band cellular operators, PCS (personal communications services) providers and other wireless providers. Of course, we may not be successful in expanding our wireless footprint in this manner.

Although we believe that these transactions would strengthen our competitive position, at the same time they pose a number of significant risks and uncertainties for us and for the holders of our securities, including that:

- we could incur significant amounts of additional debt or other liabilities;

- we could acquire significant operational, financial, legal, labor or other risks, of which we may not be aware and which we may not discover until after the acquisition has been consummated; and

- we could significantly increase our capital expenditure requirements.

Any of these risks could result in a material adverse change in our financial condition. In addition, any acquisition made with our series V shares could be dilutive to our shareholders.

We cannot foresee all of the risks that one or more of these acquisitions might involve. As a result, holders of our securities must be prepared to accept any deterioration in our prospects, business, financial condition, results of operations or cash flow stemming from one or more of these acquisitions.

                              RECENT DEVELOPMENTS

BUSINESS OVERVIEW

OUR NATIONWIDE FOOTPRINT

We believe that it is important to provide reliable and high quality wireless service to our customers throughout Mexico. We intend to achieve this goal by owning A-band cellular and PCS concessions in most of Mexico's nine Regions and, in those Regions where we are unable to secure concessions, by enabling seamless roaming services. Although PCS and our cellular services will operate on different frequencies, we expect to be able to offer our customers service throughout our concession Regions through offering telephones that can operate on multiple frequencies.

At present, we operate A-band cellular services in four of Mexico's nine Regions (5, 6, 7 and 9), covering approximately 69.1% of Mexico's population. We are in the process of acquiring Grupo Portatel, S.A. de C.V., the A-band concession holder for Region 8, covering 9.3% of Mexico's population. The total acquisition cost is approximately U.S.$72.0 million. We will apply approximately U.S.$49.5 million of the proceeds of this offering to that acquisition cost. The closing of this acquisition is subject to customary conditions, including the receipt of all necessary government and corporate approvals. We expect to be required to make capital expenditures of U.S.$43.0 million in Region 8 over the remainder of 2001 and 2002, although we have not yet secured the necessary financing. If we are unable to secure this financing, it will be difficult for us to improve the cellular penetration levels or the call quality in Region 8.

Also with a portion of the proceeds of this offering, we will deploy and commercially launch our PCS services in 12 major cities in Regions 1 and 4 where we do not operate the A-band cellular service provider. These two regions account for 11.3% of Mexico's population. To further expand our PCS services, we will need an additional approximately U.S.$100 million to finance the capital expenditures and working capital needed for the deployment and commercial launching of our PCS network in other cities and areas of Regions 1 and 4, and we cannot be sure that financing will be available to us when we need it.

Once our acquisition of Portatel is completed and we have launched PCS services in Regions 1 and 4, and assuming we obtain the necessary financing, we will eventually be able to provide wireless communications services to 89.7% of Mexico's population. We have roaming agreements with the A-band cellular service providers in Regions 2 and 3, which together account for 10.3% of Mexico's population.

EVOLUTION OF OUR SUBSCRIBER BASE

Our cellular subscriber base consists of two basic types of customers: customers who enter into a service contract with us and who we bill monthly (our "post-pay" subscribers), and customers who pay in advance but do not enter into a contract with us (our "prepay" subscribers). Prepay subscribers include those who can both receive and make calls, as well as those who are only able to receive incoming calls (and who therefore generate very little revenue on average), which we refer to as calling party pays only customers ("CPP only customers").

In the last few years, our subscriber base has evolved to include a higher percentage of prepay subscribers, as shown in the following table:

-------------------------------------------------------------------------------------------------------------------
                                       AS OF DECEMBER 31,                                            AS OF JUNE 30,
                       --------------------------------------------------     -------------------------------------
SUBSCRIBERS             1998                1999              2000                 2000              2001
-------------------------------------------------------------------------------------------------------------------
Post-pay.............  277,014    37%    352,289    27%    442,594    26%       385,542    25%    432,088    26%
Prepay (excluding CPP
  only)..............  478,361    63     763,394    58     963,624     57       921,999    59     902,444    55
CPP only.............       --    --     207,115    16     275,001     16       245,048    16     307,889    19
                       --------------------------------------------------------------------------------------------
Total................  755,375   100%  1,322,798   100%  1,681,219   100%     1,552,589   100%  1,642,421   100%
-------------------------------------------------------------------------------------------------------------------

We believe that the principal reason causing this shift in our subscriber base is the implementation of the "calling party pays" (CPP) modality in Mexico that attracted a number of subscribers to the prepaid modality due to the fact that subscribers perceive that they have more control over their expenses in wireless services. In addition, the lack of a fixed-term contract appeals to customers concerned about Mexico's continuing economic slowdown.

Because prepay subscribers typically generate fewer minutes of use per month
(MOUs), generate less revenue per subscriber (ARPU), and have higher churn rates than do post-pay subscribers, our overall average MOUs and ARPUs have generally trended downward in recent periods while our overall churn rates have trended upwards. However, excluding CPP only customers the MOU and ARPU trends are generally positive, as shown in the following tables:

----------------------------------------------------------------------------------------------
                                                                                  FOR THE
                                                                                 SIX MONTHS
                                                      FOR THE YEAR ENDED           ENDED
                                                         DECEMBER 31,             JUNE 30,
                                                    ----------------------    ----------------
WITHOUT CPP ONLY                                    1998    1999     2000     2000    2001
----------------------------------------------------------------------------------------------
MOUs:
  Post-paid.......................................   151     209      246      241     246
  Prepay..........................................    40      27       32       29      36
  Average monthly MOU per customer................    87      91       94       85     102
ARPUs:(1)
  Post-paid.......................................   703     779      818      818     799
  Prepay..........................................   110      93      100       92     117
  Monthly ARPU....................................   361     335      322      315     332
Post-paid churn...................................  2.58%   2.96%   3.51%     3.65%   3.46%
----------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                                                FOR THE
                                                                               SIX MONTHS
                                                    FOR THE YEAR ENDED           ENDED
                                                       DECEMBER 31,             JUNE 30,
                                                  ----------------------    ----------------
INCLUDING CPP ONLY                                1998    1999     2000     2000    2001
--------------------------------------------------------------------------------------------
MOUs:
  Post-paid.....................................  151     209       246     241     246
  Prepay........................................   40      24        25      22      28
  Average monthly MOU per customer(1)...........   87      85        78      70      84
ARPUs:(1)
  Post-paid.....................................  703     779       818     818     799
  Prepay........................................  110      83        77      70      89
  Monthly ARPU..................................  361     311       267     258     273
Post-paid churn.................................  2.58%   2.96%   3.51%     3.65%   3.46%
--------------------------------------------------------------------------------------------

(1) ARPUs are not restated to account for inflation in accordance with Bulletin B-10; calculation methodology for MOUs and ARPUs changed in the second quarter of 2000. See footnotes 17 and 18 to the "Selected Financial Data" in our Annual Report on Form 20-F for the year ended December 31, 2000 for an explanation of the methodology.

Even though the prepay subscribers generate less revenue on average than post-pay subscribers, we believe that prepay subscribers are attractive because of their higher average per minute airtime charges, lower acquisition costs, and the absence of billing costs, credit concerns and collection risk. We therefore try to increase the number of our prepay subscribers by expanding the number of locations where customers can purchase prepay cards.

We currently target the various segments of our subscriber base through four sales and distribution channels. We own and operate customer sales and service centers, independent distributors, a direct sales force, and telemarketing. We are increasing the number of our points of distribution in order to acquire additional subscribers. At June 30, 2001, we had 23,397 points of distribution, as compared to 17,307, 4,797 and 2,205 at June 30, 2000, 1999 and 1998,
respectively. At June 30, 2001, these points of sale comprised 111 customer sales and service centers owned and operated by us, 1,390 points of sale operated by independent distributors who offer all of our products and 21,896 points of sale for distribution of VIVA prepay cards only, also operated by independent distributors.

At the same time we try to increase these customers' usage of our services by promoting digitalization and delivering value added services like conference calls or personalized voice mail, to a market that is typically analog, and by increasing the points of sales for our prepaid cards, which we expect will help encourage prepay customers to replenish their prepaid cards.

MANAGEMENT CHANGE

On September 27, 2001, William S. Roberts tendered his resignation as Executive Vice President and Chief Financial Officer of Iusacell. Russell A. Olson was appointed as the new Executive Vice President and Chief Financial Officer of Iusacell effective October 1, 2001. Mr. Olson is currently Executive Director of Business Analysis in the International Finance organization of Verizon Corporation and has held executive positions with Verizon and GTE for 16 years.

                         SELECTED FINANCIAL INFORMATION

The following table presents selected financial information and has been derived from the Selected Financial Data in our Annual Report on Form 20-F for the year ended December 31, 2000, which has been incorporated by reference in the registration statement. For purposes of this prospectus supplement, such information has been restated in constant June 30, 2001 pesos in order to be comparable with all of the other information that is included in this prospectus supplement. The inflation rate for the six-month period ended June 30, 2001 used to update such information was 2.17%.

---------------------------------------------------------------------------------------------------------------------------
AS OF OR FOR THE YEAR ENDED
DECEMBER 31,
(IN THOUSANDS OF CONSTANT
JUNE 30, 2001 PESOS AND U.S.
DOLLARS, EXCEPT PER SHARE
AMOUNTS)(1)(2)                        1996            1997            1998            1999            2000             2000
---------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenue...............  Ps.2,741,352    Ps.2,759,278    Ps.3,531,652    Ps.4,680,807    Ps.5,607,324    U.S.$ 618,910
Operating loss..............      (510,613)       (268,259)     (1,246,571)         (9,852)       (414,275)         (45,726)
Loss before minority
  interest, extraordinary
  item and discontinued
  operations................      (356,692)     (1,483,785)     (1,606,065)        (97,348)     (1,123,320)        (123,987)
Extraordinary gain (loss)...      (234,106)             --              --         450,652              --               --
Loss from discontinued
  operations................            --              --         (23,062)         (1,709)          8,675              958
Net income (loss)...........      (585,672)     (1,483,477)     (1,622,067)        371,559      (1,098,536)        (121,251)
Loss per share before
  extraordinary item........         (0.35)          (1.38)          (1.43)          (0.06)          (0.80)              --
Net income (loss) per
  share.....................         (0.59)          (1.38)          (1.45)           0.29           (0.79)              --
BALANCE SHEET DATA:
Total assets................     9,611,586       9,899,945      12,414,177      16,514,278      16,122,872        1,779,566
Stockholders' equity........     5,375,584       4,936,248       4,584,640       5,837,140       6,489,263          716,254
---------------------------------------------------------------------------------------------------------------------------

For footnotes see page S-13.

The following table presents selected financial information of Iusacell and its consolidated subsidiaries in constant June 30, 2001 pesos. We have extracted some of this information from the consolidated unaudited interim financial statements of Iusacell appearing elsewhere in this prospectus supplement and you should read this information in conjunction with those consolidated unaudited interim financial statements.

The unaudited interim financial statements have been prepared in accordance with Mexican GAAP, which differs in certain significant respects from U.S. GAAP.

---------------------------------------------------------------------------------------------
AS OF OR FOR THE SIX MONTHS ENDED JUNE 30,
(IN THOUSANDS OF CONSTANT JUNE 30, 2001
PESOS AND U.S. DOLLARS, EXCEPT PER SHARE
AMOUNTS)(1)(2)                                     2000            2001             2001
---------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenues...............................   Ps.2,699,121    Ps.3,030,374   U.S.$  334,478
Gross profit.................................      1,867,459       2,078,601          229,426
Operating expenses...........................        918,175       1,008,253          111,286
Depreciation and amortization................      1,089,067       1,316,930          145,357
Operating loss...............................       (139,783)        (34,395)          (3,796)
Total integral financing cost (gain).........        406,872        (150,118)         (16,569)
Total provisions for taxes...................         31,562          78,353            8,648
Cumulative effect of the adoption of the new
  accounting pronouncement...................             --          60,587            6,687
Net loss.....................................       (568,527)        (27,054)          (2,986)
(Loss) profit per share before the cumulative
  effect of the adoption of the new
  accounting pronouncement...................          (0.42)           0.02               --
Loss per share for the cumulative effect of
  the adoption of the new accounting
  pronouncement..............................             --           (0.04)              --
Net loss per share...........................          (0.42)          (0.02)              --
BALANCE SHEET DATA:
Working capital..............................        722,457         609,099           67,229
Property and equipment, net..................      8,057,778       8,268,663          912,656
Total assets.................................     16,931,045      15,350,090        1,694,270
Total debt...................................      8,382,685       7,208,115          795,598
Stockholders' equity.........................      6,977,550       6,469,876          714,114
---------------------------------------------------------------------------------------------

(1) According to Mexican GAAP, financial data for all periods in the financial statements included in this prospectus supplement, unless otherwise indicated, have been restated in constant June 30, 2001 pesos. Restatement into June 30, 2001 pesos is made by multiplying the relevant nominal peso amount by the inflation index for the period between the end of the period to which such nominal peso amount relates and June 30, 2001. The inflation indices used in this prospectus supplement are 1.7162 for 1996 figures,
    1.4831 for 1997 figures, 1.2504 for 1998 figures, 1.1133 for 1999 figures and 1.0217 for 2000 figures.

(2) Peso amounts were converted to U.S. dollars at the noon buying rate for June 29, 2001 of Ps.9.06 per U.S.$1.00. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

    In determining peso amounts of U.S. dollar-denominated obligations at June 30, 2001 in its financial statements under Mexican GAAP, however, Iusacell applied the exchange rate published by the Banco de Mexico, which on June 29, 2001 was Ps.9.0708 per U.S.$1.00. The differences between the noon buying rate and the Banco de Mexico exchange rate cause certain inconsistencies between references to U.S. dollar amounts in this prospectus supplement and the actual U.S. dollar amounts. For example, Iusacell's actual total debt, excluding trade notes payable, at June 30, 2001 was U.S.$794.6 million. In preparing Iusacell's June 30, 2001 financial statements, we multiplied this amount by 9.0708 to arrive at the Ps.7,208.1 million in total debt, excluding trade notes payable. However, for purposes of this prospectus supplement, we converted this peso amount to U.S. dollars using the rate of Ps.9.06 equal to U.S.$1.00, which yields a U.S. dollar-denominated total debt, excluding trade notes payable, of U.S.$795.6 million. The combined effect of the restatement of the financial data in June 30, 2001 constant pesos and the convenience translation of peso amounts into U.S. dollars discussed above means that the amount shown for certain balance sheet items is not equal to the actual amounts outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated unaudited interim financial statements and the notes to those financial statements included elsewhere in this prospectus supplement. Unless otherwise indicated, all financial information in this prospectus supplement is presented in constant pesos as of June 30, 2001. The U.S. dollar translations provided in this prospectus are, unless otherwise indicated, calculated at the exchange rate at June 29, 2001 reported by the Federal Reserve Bank of New York as its noon buying rate for Pesos, which was Ps.9.06 per US dollar. Sums may not add due to rounding.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2001, COMPARED TO SIX MONTHS ENDED JUNE 30, 2000

Subscribers

We achieved 512,082 gross additions during the first half of 2001, practically unchanged from the first half of 2000. Gross additions were negatively affected by tightened credit and other customer activation policies implemented in the second quarter of 2001, including the use of a credit bureau for all activations and directing the customer to the most adequate tariff plan available according to its purchasing power. Although we expect that these actions will help us improve our customer retention rates, we cannot be sure that other factors such as worsening economic conditions will not offset the benefits that we anticipate.

In order to better focus on active customers, reduce the potential future churn from prepaid sales through retail distribution channels and conform with Verizon's practices, during the second quarter of 2001 we changed our policy for reporting pre-activated prepaid subscribers. Under our new policy, a pre-activated prepaid subscriber will be reported only when the end user places the first outgoing call, instead of when the phone is delivered to the retail channel. Accordingly, commissions related to this type of prepaid subscriber are now paid only after the end user places the first outgoing call. This policy change resulted in approximately 88,300 disconnects of customers with previously pre-activated but never used prepaid phones during the second quarter.

As part of a restructuring of distribution processes during the second quarter of 2001, we conducted a comprehensive review of our entire prepaid customer base. We identified an additional 88,100 inactive prepaid customers who we churned in the second quarter of 2001. At the end of the first half of 2001, our prepaid customer base was 1,210,333, a 3.7% increase compared to the 1,167,047 prepaid customers at the end of the first half of 2000. Approximately 308,000 of the prepaid customer base at June 30, 2001 were CPP only customers and, accordingly, generate little or no revenue.

Post-paid customers increased by 12.1%, from 385,542 subscribers at the end of the first six months of 2000, to 432,088 subscribers at the end of the same period in 2001.

Our post-paid subscriber base experienced high rates of churn in the first half of 2001. As a result of our decision in the second quarter of 2001 to delete a group of approximately 11,600 customers who were part of a discontinued targeted retention program, the total churn rate for the period increased to 3.9% from 3.7% in the same period of 2000.

Our net additions in the first six months of 2001 compared to the same period in 2000 were adversely affected by our decision in June 2000 to churn CPP only customers, in line with international best practices. Previous market practice in Mexico had been not to churn CPP only customers. Net additions in the first half of 2001 were 149,225 (excluding the effects of the 88,300 and 88,100 disconnects referred to above), compared to 229,791 net additions in the same period in 2000.

We launched the following initiatives during the second quarter of 2001 in an effort to reduce our churn levels:

- a welcome call to validate contract terms and customer contact information;

- changes in distributor compensation policies to enhance retention objectives;

- further enhancements to targeted customer retention and loyalty programs; and

- enhanced bill presentation and delivery processes.

Revenues

Total revenues consist of total service revenues and telephone equipment sales and other revenues. Iusacell's total service revenues are principally derived from the provision of cellular telephone services in Mexico (including monthly post-paid fees, airtime fees, activation fees and fees for value-added services), and also include revenues attributable to in-network roaming and long distance service revenue generated by our cellular subscribers.

Telephone equipment and other revenues consist primarily of revenues from sales of cellular telephone equipment and accessories, as well as revenue attributable to out-of-network roaming and revenues from the sale of dark fiber optic cable. Revenues attributable to out-of-network roaming are passed through to the applicable host operators.

Revenues from services

Service revenues increased by 16.4% to Ps.2,812.6 million in the first half of 2001, from Ps.2,416.6 million in the same period of 2000, representing 92.8% and 89.5% of total revenues in 2001 and 2000, respectively. Revenues increased primarily as a result of traffic growth, the continuing digital migration of the post-paid analog customer base and increasing digital penetration to 24.0% of the prepaid customer base as well as greater usage of long distance services by Iusacell's cellular subscribers and a 5.0% weighted average increase in post-paid monthly fee.

------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,
(IN MILLIONS OF CONSTANT                                    % OF TOTAL                % OF TOTAL
JUNE 30, 2001 PESOS)                              2000       REVENUES       2001       REVENUES
------------------------------------------------------------------------------------------------
Monthly fee..................................  Ps.  843.2      31.2%     Ps.  888.2      29.3%
Airtime consumption..........................     1,117.7      41.4         1,406.0      46.4
Long distance................................       258.1       9.6           314.6      10.4
Value-added services plus roaming............       197.6       7.3           203.8       6.7
                                               -------------------------------------------------
Total service revenues.......................     2,416.6      89.5         2,812.6      92.8
Other revenues...............................       282.5      10.5           217.8       7.2
                                               -------------------------------------------------
Total revenues...............................  Ps.2,699.1     100.0%     Ps.3,030.4     100.0%
------------------------------------------------------------------------------------------------

The above figures reflect a prorated effect of the B-10 inflation adjustments in accordance with Mexican GAAP.

Among post-paid subscribers, average monthly minutes of use (MOUs) increased 2.1% from 241 minutes per month in the first six months of 2000, to 246 in the same period of 2001. For prepaid customers (excluding CPP only customers), average monthly MOUs increased 24.1%, from 29 minutes in the first half of 2000, to 36 minutes in the same period of 2001. This was primarily attributable to traffic growth related to CPP and by the migration of part of the prepaid base to digital service during the year. As a result, blended average monthly MOUs for the six-month period ended June 30, 2001 increased 20.0% to 102, compared to the monthly average of 85 MOUs in the same period of 2000.

Nominal average monthly cellular revenue per subscriber (ARPU) (excluding CPP only customers) increased 5.4% to Ps.332 in the first six months of 2001, from Ps.315 in the same period of 2000, primarily as a result of higher digital traffic.

Revenues from telephone equipment, sales and other

Telephone equipment and other revenues decreased 22.9%, from Ps.282.5 million in the first six months of 2000 to Ps.217.8 million in the same period of 2001 primarily due to lower handset prices and lower sales of prepaid handsets as the number of handsets used by prepaid subscribers accumulated in the market.

Cost of sales

Our cost of sales includes cost of services and other costs. Total cost of sales increased 14.4%, from Ps.831.7 million in the first half of 2000, to Ps.951.8 million in the same period of 2001. This increase was due to higher costs derived from increased mobile-to-mobile CPP traffic. Mobile-to-mobile CPP traffic involves an additional interconnection fee that for regulatory reasons we cannot pass to our subscribers. The reduction of interconnection rates in January 2001 was offset by lease costs following our sale/leaseback of transmission towers in the first half of 2001. See "--Tower Monetization." As a percentage of total revenues, cost of sales increased to 31.4% in the first half of 2001 from 30.8% in the same period of 2000.

Other costs include that portion of handset and accessory costs that are not capitalized, handset inventory obsolescence charges and the cost of dark fiber optic cable sold. Other costs decreased 19.5% in the first half of 2001, from Ps.182.2 million in the first semester of 2000, to Ps.146.7 million in the same period of 2001, primarily due to a reduction in the average handset cost.

Sales and advertising expenses

Sales and advertising expenses increased 7.1%, from Ps.676.5 million in the first half of 2000, to Ps.724.5 million in the same period of 2001, primarily because of higher advertising expenses and higher television advertising rates. However as a percentage of revenues, sales and advertising decreased to 23.9% in the first half of 2001 compared to 25.1% in the same period of 2000.

General and administrative expenses

General and administrative expenses as a percentage of revenues were 9.4% in the first half of 2001, compared to 9.0% in the same period of 2000, a 17.4% increase in the first half of 2001 compared with the same period of 2000, due to certain charges primarily related to lower capitalized expenses, consulting and vendor fees.

EBITDA

We posted earnings before interest, taxes, depreciation and amortization (EBITDA) of Ps.1,282.5 million in the first six months of 2001 including a Ps.212.2 million benefit resulting from the sale/leaseback of certain of our transmission towers in the first half of 2001. See "--Tower Monetization." This represented a 35.1% improvement over Ps.949.3 million in the same period in 2000. As a percentage of revenues, EBITDA margin increased to 42.3% in the first half of 2001. Excluding tower-related benefits, the margin remained practically unchanged from 35.2% in the first half of 2000 to 35.3% in the same period of 2001.

Depreciation and amortization

During the second quarter of 2001, we changed our depreciation and amortization policies relating to certain analog and digital network equipment and post-paid handsets in order to align their estimated remaining useful lives with international benchmarks. The weighted average useful life for the network equipment is now 10 years, compared to the previous 8.7 years. With regard to the amortization of postpaid handset costs, we shortened the average amortization period from 18 months to 12 months. Depreciation and amortization expenses reported for the first half of 2001 was Ps.1,316.9 million, reflecting a Ps.92.5 million reduction due to the changes in depreciation and amortization periods. Without these changes, depreciation and amortization expenses for first half of 2001 would have been Ps.1,409.4 million, compared to Ps.1,089.1 million in the same period of 2000.

Operating loss

We reported an operating loss of Ps.34.4 million in the first half of 2001 compared to an operating loss of Ps.139.8 million in the same period last year primarily as a result of the decline in depreciation and amortization expense resulting from our change in accounting method and the gain on the sale of our transmission towers, which gains were partially offset by the increases in cost of sales, sales and advertising expenses and general and administrative expenses discussed above.

Integral financing cost (gain)

We reported an integral financing gain of Ps.150.1 million in the first half of 2001 compared to a Ps.406.9 million cost in the same period of 2000. The year-over-year difference is attributable primarily to a stronger peso in the first half of 2001 that resulted in a foreign exchange gain of Ps.399.5 million versus a foreign exchange loss in the same period of 2000 of Ps.153.9 million. Interest expense of Ps.381.6 million in the first half of 2001 was lower compared to the Ps.472.1 million in the same period of 2000 mainly due to global interest rate reductions effective during the first part of 2001 and a peso appreciation of 5.6% in the first half of 2001.

------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,
(IN MILLIONS OF CONSTANT
JUNE 30, 2001 PESOS)                                          2000        2001      % CHANGE
------------------------------------------------------------------------------------------------
Interest expense, net.....................................  Ps. 472.1   Ps. 381.6     (19.2)%
Foreign exchange loss (gain)..............................      153.9      (399.5)       --
Gain from monetary position...............................     (219.1)     (132.2)    (39.6)
                                                            ------------------------------------
Integral financing cost (gain)............................  Ps. 406.9   Ps.(150.1)       --%
------------------------------------------------------------------------------------------------

Adoption of new accounting pronouncement

Effective January 1, 2001, we adopted accounting Bulletin C-2 "Financial Instruments" issued by the Mexican Institute of Public Accountants. As a result of the adoption of this new standard we recognized a loss on derivative financial instruments of approximately Ps.60.6 million.

Net loss

We reported a net loss of Ps.27.1 million in the first half of 2001 compared to a net loss of Ps.568.5 million in the same period last year as a result of the significant integral financing gains, the decline in depreciation and amortization expense discussed above and the gain on the sale of our transmission towers.

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures

Total capital expenditures in the first half of 2001 were U.S.$72.4 million compared with U.S.$106.8 million spent in the same period of 2000. These funds were targeted to increase capacity, improve quality and expand coverage.

Indebtedness

As of June 30, 2001, total debt, including trade notes payable and notes payable to related parties, was U.S.$805.0 million. All of our debt is U.S. dollar-denominated, with an average maturity of 4.4 years. On June 30, 2001, our debt-to-capital ratio was 53.1%, compared to 54.6% on June 30, 2000.

Liquidity

During the first half of 2001, we funded our operations, capital expenditures, handset purchases, and debt principal and interest payments principally with internally generated cash flow and the proceeds resulting from a U.S.$265.6 million senior secured loan executed on March 29, 2001. While we periodically evaluate vendor financing opportunities, there are no assurances that vendor financing will be available in the future, especially since some of our vendors have recently experienced cash flow problems. On June 30, 2001, our operating cash balance was Ps.303.1 (U.S.$33.4) million. We had an additional Ps.642.9 (U.S.$70.9) million in escrow to cover interest payments due through December 2002 on our 14.25% notes due 2006. See "--Tower Monetization."

In order to complete our PCS buildout, we will need to access the capital or bank markets. We currently are in discussions with a coordinator for a U.S.$100 million loan facility. We anticipate completing this transaction in the fourth quarter of 2001 but cannot assure you that we will be successful in establishing this facility.

HEDGING ACTIVITIES

In August and October 2001, we hedged 100% of the principal and associated interest of Iusacell Celular's 10% notes due 2004. This transaction is intended to allow Iusacell to benefit from the current strength of the Mexican peso and mitigate foreign exchange expense, which could result from fluctuations in the U.S. dollar/Mexican peso exchange rate. It also permits Iusacell to reduce cash outflows for interest until the maturity of the hedge.

TOWER MONETIZATION

In February and August 2001, we entered into sale-leaseback transactions with respect to 218 of our transmission towers, realizing approximately U.S.$26 million in net cash proceeds. Under the terms of the leaseback, our competitors and others are allowed to place their transmission equipment on these towers, which prior to the sale-leaseback we operated exclusively.

LEGAL PROCEEDINGS

In June 2001, SAGO Interamericana, S.A. de C.V., a distributor that represented slightly less than 10% of our monthly gross contract additions and approximately 2% of our monthly gross prepay additions, notified us that it was immediately terminating its distribution agreement. We believe that this action violated the termination provisions of the distribution agreement, and have filed a lawsuit seeking compensatory damages. We cannot predict whether we will prevail in this lawsuit.

We expect the termination of the distribution relationship with SAGO to adversely affect our gross and net additions in the third quarter of 2001, and perhaps thereafter as well. However, we are attempting to mitigate this negative impact by working with our other distributors to establish points of sale in those areas where SAGO operated and where we currently do not have a point of sale. We have already established a direct relationship with approximately 80% of the points of sale in those areas where SAGO had a presence. We cannot give any assurance as to whether or when we will establish these points of sale.

In December 1999, Iusatel, S.A. de C.V., the long distance subsidiary of Iusacell Celular agreed to swap dark fiber optic cable in the amount of U.S.$17.3 million and sell approximately U.S.$7.4 million of additional dark fiber optic cable to Telereunion, S.A. de C.V., an affiliate of Telscape International, Inc. Upon the signing of this agreement, Telereunion issued promissory notes to Iusatel for the purchase price but defaulted on the payment of each of these notes. In April 2001, Telereunion's United States parent, Telscape International, Inc., filed for reorganization under Chapter 11 of the United States Bankruptcy Code. As part of a settlement arrangement, on September 17, 2001, Telereunion and Iusatel executed an agreement by means of which the former transferred dark fiber optic assets in the amount of U.S.$7.4 million to the latter in exchange for full settlement of the past notes receivable in the same amount.

CHANGES IN ACCOUNTING POLICIES

During the second quarter of 2001, we changed our depreciation and amortization policies related to certain analog and digital network equipment and postpaid handsets in order to align their estimated remaining useful lives with international benchmarks. The weighted average useful life for the network equipment is now 10 years compared to the previous 8.7 years. The average amortization period for postpaid handset costs is now 12 months compared to the previous average of 18 months. These changes represented a reduction of Ps.92.5 (U.S.$10.2) million in depreciation and amortization expenses for the first six months of 2001.

                              THE RIGHTS OFFERING

BACKGROUND

Verizon and Vodafone, our principal shareholders, and other shareholders present at an extraordinary shareholders meeting held on September 27, 2001, have authorized a capital increase in Iusacell by issuance of both series A and series V shares. All of the new series A shares have been subscribed by Verizon and Vodafone, our only series A shareholders, at the same subscription price as the series V shares. Our shareholders also approved the offering of newly issued series V shares, in the form of shares or ADSs, at a subscription price of U.S.$2.30 per ADS or the peso equivalent of U.S.$0.23 per series V share. The ADSs and series V shares are only being offered to our shareholders.

The purpose of the rights offering is to allow the public shareholders of Iusacell the opportunity to maintain their ownership percentage in Iusacell.

RIGHTS OFFERING

You may subscribe for an aggregate of up to 210,320,870 of Iusacell's series V shares, in the form of ADSs, at a ratio of one new ADS for every 3.282657 ADSs you own on the record date. Each new ADS will represent ten new series V shares. The rights agent will distribute this prospectus supplement and the accompanying prospectus and a letter of instructions for exercising ADS rights to all eligible holders of ADSs.

All of Iusacell's series V shareholders may participate in the rights offering, subject to the matters described under "Solicitation."

RECORD DATE

The record date for the determination of the holders of record of ADSs entitled to rights will be October 5, 2001. Only holders of record of ADSs at 5:00 p.m., New York City time (3:00 p.m., Mexico City time) on such date will be entitled to receive rights. In Mexico the record date will be October 5, 2001.

SUBSCRIPTION PRICE

The subscription price will be U.S.$2.30 per ADS. In addition, you must pay an ADS issuance fee of U.S.$0.05 per ADS. The closing price of the ADSs on the New York Stock Exchange on September 26, 2001 was U.S.$2.29. Holders of series V shares in Mexico will pay the subscription price in the peso equivalent of the U.S. dollars subscription price at the exchange rate of the Mexican Central Bank (Banco de Mexico) published in the Official Gazette of the Federation (Diario Oficial de la Federacion) on the day prior to the date such payment is made.

RIGHTS EXERCISE PERIOD

Holders of rights may exercise their rights during the period from October 4, 2001 until 5:00 p.m., New York City time (4:00 p.m., Mexico City time), on November 1, 2001. Following the expiration of the exercise period for the rights offering, holders of rights who have not exercised their rights during the rights period will have no rights.

EXPIRATION DATE

The expiration date of the rights offering will be 5:00 p.m., New York City time (4:00 p.m., Mexico City time), on November 1, 2001.

REMAINING SHARES

Verizon has indicated to us that it will purchase any series V shares that are not subscribed for in the rights offering. Verizon currently owns 37.2% of the equity of Iusacell. Verizon's purchase of the remaining series V shares in the rights offering will result in an increase in Verizon's ownership interest in Iusacell. The size of this increase will depend on how many ADSs or series V shares are subscribed for by the other shareholders in the rights offering.

TRADING OF RIGHTS

You may not transfer your rights to purchase ADSs or series V shares and these rights may not be traded separately.

EXERCISE OF ADS RIGHTS IRREVOCABLE

You may not revoke, cancel or otherwise modify the exercise of your rights once you have exercised your rights.

EQUALITY OF RIGHTS OF NEW ADSS

New ADSs will have the same rights as existing ADSs.

DILUTION

Upon completion of the rights offering, existing ADS holders who do not exercise their rights fully will own a smaller proportional interest in our company than they currently hold. Assuming no rights are exercised by current ADS holders other than Verizon and Vodafone, the equity ownership of all other existing ADS shareholders of Iusacell would be diluted from 28.2% to 21.6%.

FRACTIONAL ENTITLEMENTS

Holders of record of our ADSs as of the record date may exercise all or part of their rights at their discretion. However, we will accept subscriptions only for whole numbers of new ADSs. We will not issue fractional new ADSs. We will round down subscriptions submitted for fractional new ADSs to the nearest whole number of new ADSs.

HOW TO SUBSCRIBE

PAYMENT OF SUBSCRIPTION PRICE BY REGISTERED HOLDERS OF ADSS

If you are a registered holder of ADSs evidenced by an ADR certificate issued in your name, you may pay the subscription price and the ADS issuance fee by cashier's check, money order or certified check drawn on a bank located in the United States and made payable to "The Bank of New York," as rights agent.

You should deliver the properly completed subscription instructions together with payment in full of the subscription price and the ADS issuance fee to:

             By Hand:                           By Mail:                    By Overnight Courier:
       The Bank of New York               The Bank of New York               The Bank of New York
  Tender and Exchange Department             P.O. Box 11248             Tender and Exchange Department
 c/o The Depository Trust Company        Church Street Station          385 Rifle Camp Road, 5th Floor
         55 Water Street             New York, New York 10286-1248     West Paterson, New Jersey 07424
      Jenrette Park Entrance           Attn: Tender and Exchange
       Ground Floor Window                     Department
     New York, New York 10041

The rights agent must receive the completed subscription instructions and payment of the subscription price and the ADS issuance fee on or before the expiration of the rights exercise period. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE RIGHTS AGENT.

The rights agent has discretion to refuse to accept any improperly completed or unsigned subscription instructions. If you owe any funds upon the expiration of the rights exercise period the rights agent will, at its discretion, accept any subsequently received funds.

PAYMENT OF SUBSCRIPTION PRICE BY DTC PARTICIPANTS

DTC participants holding ADSs through DTC must instruct DTC to charge to their applicable DTC accounts the subscription price and the ADS issuance fee for each new ADS subscribed for and to deliver such amount to the DTC account of the ADS rights agent.

PAYMENT OF SUBSCRIPTION PRICE BY BENEFICIAL OWNERS

Beneficial owners of ADSs (who are neither registered holders of ADSs nor DTC participants) are advised to contact their securities intermediary to arrange for payment in respect of new ADSs purchased according to the instructions provided in this prospectus supplement.

DELIVERY OF ADRS

The depositary will deliver ADRs evidencing new ADSs subscribed for in the ADS rights offering as soon as practicable after the receipt of the corresponding new shares by the depositary's custodian.

Each new ADS will represent ten series V shares. The new ADSs will be subject in all respects to the terms of the deposit agreement governing the ADSs currently outstanding.

THE SOLICITATION AGENT AND THE RIGHTS AGENT

J.P. Morgan Securities Inc., will act as the solicitation agent in connection with the rights offering outside Mexico. See "Solicitation."

The Bank of New York, in addition to acting as depositary, will act as the rights agent to accept the exercise of the rights and the subscription for the new ADSs offered hereby.

Iusacell will indemnify The Bank of New York against certain liabilities in relation to its engagement.

The total amount of funds estimated by Iusacell required to pay fees and expenses to the solicitation agent and the rights agent related to the rights offering is approximately U.S.$700,000.

ADDITIONAL INFORMATION

The method of delivery of the subscription instructions and payment of the subscription price to the rights agent will be at the election and risk of the holders of rights. If the subscription instructions and payment for new ADSs are sent by mail, subscribing persons are urged to send such materials by overnight mail, properly addressed, and to allow a sufficient number of days to ensure clearance of payment prior to the expiration of the exercise period.

Failure of a holder of ADS rights to comply, in whole or in part, with any of the requirements described in connection with the exercise of ADS rights by the expiration of the exercise period will result in such holder's ADS rights expiring.

We will determine all issues concerning the timeliness, validity, form and eligibility of any purchase in the rights offering and our determinations will be final and binding. We in our sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any rights. Any subscription form for series V shares or ADSs will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine, in our sole discretion.

Neither Iusacell nor the rights agent will be under any duty to give notification of any defect or irregularity in connection with any subscription for ADSs or incur any liability for failure to give such notification.

QUESTIONS

You should direct any questions regarding the rights offering, including the procedure for exercising such rights, to the rights agent at (800) 507-9357.

                                 CAPITALIZATION

The following tables present the capitalization of Iusacell,

- based on the unaudited historical financial information of Iusacell and its consolidated subsidiaries as of the six months ended June 30, 2001, and

- adjusted to give effect to the rights offering, assuming full subscription.

The amounts are presented in accordance with Mexican GAAP. This table should be read in conjunction with "Use of Proceeds," and "Selected Financial Information," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Consolidated Financial Statements and their notes included elsewhere in this prospectus supplement or incorporated by reference into the prospectus.

-------------------------------------------------------------------------------------------------
AS OF SIX MONTHS ENDED JUNE 30,
2001 (IN THOUSANDS OF CONSTANT
JUNE 30, 2001 PESOS AND U.S.
DOLLARS)(1)                                   ACTUAL                          ADJUSTED
-------------------------------------------------------------------------------------------------
Cash and marketable
  securities(2).................  Ps.   724,569   U.S.$   79,975   Ps. 1,621,509   U.S.$  178,975
                                  ------------------------------   ------------------------------
Short-term debt:(3)(4)
  Simple credit.................        108,850           12,014         108,850           12,014
                                  ------------------------------   ------------------------------
          Total short-term
            debt................        108,850           12,014         108,850           12,014
                                  ------------------------------   ------------------------------
Long-term debt:(3)(4)
  Restated credit...............      2,409,399          265,938       2,409,399          265,938
  10% notes due 2004............      1,360,620          150,179       1,360,620          150,179
  14.25% notes due 2006.........      3,174,780          350,417       3,174,780          350,417
  Credit agreement..............        131,296           14,492         131,296           14,492
  Refaccionario loan............         23,170            2,557          23,170            2,557
  Vendor facilities.............         23,133            2,553          23,133            2,553
                                  ------------------------------   ------------------------------
          Total long-term
            debt................      7,122,398          786,136       7,122,398          786,136
                                  ------------------------------   ------------------------------
          Total debt............      7,231,248          798,150       7,231,248          798,150
                                  ------------------------------   ------------------------------
Stockholders' equity:
  Contributed capital...........      6,998,636          772,476       7,904,636          872,476
  Earned capital................       (561,326)         (61,957)       (561,326)         (61,957)
  Minority interest.............         32,566            3,594          32,566            3,594
                                  ------------------------------   ------------------------------
          Total stockholders'
            equity..............      6,469,876          714,113       7,375,876          814,113
                                  ------------------------------   ------------------------------
          Total
            capitalization......  Ps.13,701,124   U.S.$1,512,263   Ps.14,607,124   U.S.$1,612,263
----------------------------------------------------------------   ------------------------------

(1) Peso amounts were converted to U.S. dollars at the noon buying rate of Ps.9.06 per U.S.$1.00 on June 29, 2001. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

(2) Includes approximately U.S.$46.7 million held in escrow for payment of interest due through December 2002 on the 14.25% notes due 2006.

(3) All of Iusacell's short and long-term debt is denominated in U.S. dollars.

(4) For a discussion of the availability, terms and conditions of Iusacell's short and long-term debt, see "Operating and Financial Review and Prospects--Liquidity and Capital Resources" of our Annual Report on Form 20-F for the year ended December 31, 2000, which is incorporated by reference into the prospectus.

Total debt guaranteed by Iusacell's principal operating subsidiaries amounts to Ps.7,208.1 million (U.S.$783.6 million) and includes the 10% notes due 2004 and the amended and restated senior credit facility with the Chase Manhattan Bank. All of this debt is secured.

The capitalization table does not reflect U.S.$10.0 million in debt that we will assume in connection with the Portatel acquisition.

On September 30, 2001, the peso exchange rate was Ps.9.49 per U.S.$1.00. As a result of this devaluation our dollar denominated long-term debt increased by approximately Ps.340.0 million.

                                    TAXATION

UNITED STATES TAXATION

The following is a general summary of the material U.S. federal income tax consequences of the rights offering, including the purchase, ownership and disposition of the Iusacell ADSs by a U.S. Holder (as defined below). This summary does not constitute, and should not be construed as, legal or tax advice to holders of the Iusacell ADSs. This summary does not purport to consider all the possible U.S. federal income tax consequences of the purchase, ownership and disposition of the Iusacell ADSs and is not intended to reflect the individual tax position of any beneficial owner thereof. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service ("IRS") and court decisions, all as in effect as of the date hereof, all of which authorities are subject to change or differing interpretations, which changes or differing interpretations could apply retroactively. Readers are cautioned that this is not a complete analysis or listing of all potential tax effects that may be relevant to the rights offering or a decision to purchase, hold or dispose of the Iusacell ADSs.

This summary of U.S. federal income tax consequences is limited to investors who hold the Iusacell ADSs as "capital assets" within the meaning of section 1221 of the Code (i.e., generally, property held for investment) and does not purport to deal with investors in special tax situations, such as those who own (directly, indirectly or constructively) 10% or more of the voting stock of the Company, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding the Iusacell ADSs as a hedge against currency risks or as a position in a "straddle," "conversion transaction," or "constructive sale transaction" for U.S. federal income tax purposes, persons subject to the alternative minimum tax, partnerships or other entities classified as partnerships for federal income tax purposes, or persons whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar. In general, for U.S. federal income tax purposes, holders of the Iusacell ADSs will be treated as owners of the series V shares represented by those Iusacell ADSs.

Holders and prospective purchasers of the Iusacell ADSs should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Iusacell ADSs arising under the laws of any state, locality or foreign government or other taxing jurisdiction.

As used herein, the term "U.S. Holder" means an individual who is a citizen or resident of the United States, a corporation organized in or under the laws of the United States or any of its states, an estate the income of which is subject to U.S. federal income tax without regard to its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions. As used herein, "Non-U.S. Holders" are holders who are not U.S. Holders.

Mexico and the United States have signed and ratified a Convention for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income and related Protocols (collectively, the "Tax Treaty"). Holders should consult with their tax advisors as to their entitlement to the benefits afforded by the Tax Treaty.

The summary assumes that Iusacell is not, and will not, become a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes, which it believes to be the case.

Iusacell's possible status as a PFIC must be determined annually and therefore may be subject to change. If Iusacell were to be a PFIC in any year, materially adverse consequences to U.S. Holders may occur, including the recharacterization of gain from the sale or other disposition of Iusacell ADSs as ordinary income and the imposition of an interest charge on the U.S. federal income tax applicable to such recharacterized gain and to certain "excess distributions" on Iusacell ADSs. Prospective purchasers should consult their tax advisors regarding the potential application of the PFIC regime.

TAXATION OF RIGHTS DISTRIBUTED BY IUSACELL

Generally, shareholders of a corporation are not taxable upon the receipt of a pro-rata distribution by a corporation of rights to acquire common stock of the corporation. The rights to subscribe to the Iusacell ADSs received by U.S. Holders in the rights offering will not be taxable for U.S. federal income tax purposes and, as a result, U.S. Holders will not recognize any income, gain or loss upon their receipt of the rights. In addition, a shareholder generally is not taxable upon the exercise of a right for cash. U.S. Holders that exercise their rights received in the rights offering with respect to their Iusacell ADSs will not recognize any income, gain or loss upon the exercise of their rights. In general, tax basis in a stock right received by a shareholder in a pro-rata distribution will be determined by allocating to the right a portion of the shareholder's existing tax basis in its shares with respect to which the distribution is made. However, if the right has a fair market value, at the time of the distribution, of less than 15% of the fair market value of the Iusacell ADSs with respect to which the distribution is made, the shareholder's basis in the right will be zero unless the shareholder elects otherwise. We believe that the rights have a minimal fair market value which is less than the 15% de minimis value referred to above. Therefore, unless the shareholder elects otherwise, the tax basis of the rights will be zero.

Generally, a U.S. Holder that subscribes to new Iusacell ADSs under the rights offering and that has a zero tax basis in the rights will have a tax basis in the new Iusacell ADSs acquired upon an exercise of the rights equal to the amount paid by a U.S. Holder with respect to such exercise (not including any refund from the Rights Agent that reflects an excess of the new Iusacell ADS subscription price in U.S. dollars paid by a U.S. Holder over the relevant subscription price in pesos). In addition, a U.S. Holder that subscribes to new Iusacell ADSs and who has a zero tax basis in the rights will have a holding period in the new Iusacell ADSs commencing on the date of the exercise of its stock rights.

TAXATION OF DISTRIBUTIONS ON THE IUSACELL ADSS

Distributions paid out of Iusacell's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to the series V shares represented by the Iusacell ADSs will be includible in the gross income of a U.S. Holder as ordinary income when the distributions are received by the depositary or by the U.S. Holder of a certified ADS, and will not be eligible for the dividends-received deduction otherwise allowable to U.S. Holders that are corporations. To the extent that a distribution exceeds earnings and profits, it will be treated first as a return of the U.S. Holder's tax basis to the extent of such basis, and then as gain from the sale or disposition of a capital asset. A U.S. Holder must include in gross income as ordinary income the gross amount of such dividends, including any Mexican tax withheld therefrom, without regard to whether any portion of such tax may be refunded to the U.S. Holder by the Mexican tax authorities. The amount of any dividend paid in pesos will equal the U.S. dollar value of the pesos received, calculated by reference to the exchange rate in effect on the date the depositary receives the dividend, regardless of whether the pesos are converted into U.S. dollars. In addition, if dividends received in pesos are not converted into U.S. dollars on the day they are received by the depositary, U.S. Holders may recognize foreign currency gain or loss (generally treated as ordinary gain or loss) upon the disposition of such pesos measured by the differences between such U.S. dollar value and the amount realized on such disposition. Distributions generally will constitute foreign source "passive income" (or, in the case of some holders, "financial services income") for U.S. foreign tax credit purposes.

Subject to certain conditions and limitations, the Mexican tax withheld from dividend payments on the Iusacell ADSs will be treated as foreign income tax that may be deducted from taxable income or credited against a U.S. Holder's U.S. federal income tax liability. However, the Mexican tax may be deducted only if the U.S. Holder does not claim a credit for any Mexican or other foreign taxes paid or accrued in that year. The foreign tax credit provisions are complex, and U.S. Holders are urged to consult their own tax advisors as to the availability, if any, of a tax credit or deduction to them.

TAXATION OF SALES OR OTHER DISPOSITIONS OF THE IUSACELL ADSS

In general, upon the sale or other disposition of the Iusacell ADSs, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized on such sale or disposition (if the amount realized is denominated in a foreign currency, then its U.S. dollar equivalent, determined at the spot rate on the date of disposition) and the U.S. Holder's adjusted tax basis in the Iusacell ADSs (in U.S. dollars). Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Iusacell ADSs have been held for more than one year on the date of such sale or other disposition. Gain or loss recognized by a U.S. Holder on a sale or other disposition of the Iusacell ADSs generally will be treated as U.S. source income for U.S. foreign tax credit purposes.

If a U.S. Holder receives any foreign currency on the sale of the Iusacell ADSs, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Iusacell ADSs and the date the sale proceeds are converted into U.S. dollars.

U.S. TAXATION OF NON-U.S. HOLDERS OF THE IUSACELL ADSS

In general, subject to the discussion below of special rules that may apply to certain Non-U.S. Holders and the discussion below of backup withholding, payments of dividends and sale proceeds to a Non-U.S. Holder and gains realized by a Non-U.S. Holder on the sale or other disposition of the Iusacell ADSs will not be subject to U.S. federal income or withholding tax. The Iusacell ADSs will not be subject to U.S. federal estate tax if beneficially owned by an individual who was a Non-U.S. Holder at the time of his death. Special rules may apply in the case of Non-U.S. Holders that are engaged in a U.S. trade or business, that are former citizens or long-term residents of the United States, controlled foreign corporations, foreign personal holding companies, corporations with accumulated earnings to avoid U.S. federal income tax, or certain foreign charitable organizations, each within the meaning of the Code, or that are certain non-resident alien individuals who are present in the U.S. for 183 days or more during a taxable year and meet certain other conditions. Such Non-U.S. Holders are urged to consult their own tax advisors.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Payments to U.S. Holders in respect of the Iusacell ADSs generally will be subject to information reporting requirements, which include providing the IRS with the name, address and taxpayer identification number of the beneficial owner of the Iusacell ADSs and the aggregate amount of dividends and sale proceeds paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to Non-U.S. Holders, unless the payments are made in the United States or through certain U.S.-related financial intermediaries, or with respect to certain beneficial owners, including corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts.

In the event that a beneficial owner of the Iusacell ADSs fails to establish its exemption from such information reporting requirements or is otherwise subject to the reporting requirements described above and fails to supply its correct taxpayer identification number in the manner required by applicable law, or underreports its tax liability, as the case may be, a holder may be subject to a backup withholding tax with respect to dividends and proceeds from the sale or disposition of the Iusacell ADSs. This backup withholding tax is not an additional tax and any amounts withheld from a payment to a holder of the Iusacell ADS will be refunded (or credited against such holder's U.S. federal income tax liability, if any) as long as certain required information is provided to the IRS.

Non-U.S. Holders generally will be exempt from information reporting and backup withholding upon filing a timely and properly completed IRS Form W-8BEN (or other relevant form). Non-U.S. Holders should consult their own tax advisors as to the applicability of the information reporting and backup withholding rules to their particular situations.

                                  SOLICITATION

We have entered into a solicitation agent agreement with J.P. Morgan Securities Inc., or JPMorgan. Under this agreement, JPMorgan has agreed to provide advisory and other services in connection with the rights offering. In its capacity as solicitation agent, JPMorgan has agreed to assist us in soliciting public shareholder participation for the ADSs outside of Mexico.

JPMorgan will not underwrite or purchase ADSs or series V shares in connection with the rights offering.

JPMorgan is acting as an independent contractor in connection with the rights offering with duties solely to Iusacell, and, as regards any third party, nothing contained in the solicitation agent agreement will constitute JPMorgan as an agent of Iusacell in connection with the solicitation of subscriptions for new ADSs pursuant to the rights offering or otherwise.

As compensation for its services under the solicitation agent agreement, we will pay JPMorgan a customary fee. In addition, we have agreed to indemnify JPMorgan against certain liabilities, including liabilities under the Securities Act, and to reimburse some of JPMorgan's expenses.

JPMorgan and its affiliates have performed various commercial banking and investment banking and other services for Iusacell and its affiliates in the past, and may do so in the future.

We estimate that our total expenses for the rights offering, including fees and reimbursed expenses of the solicitation agent, will be approximately U.S.$1.0 million.

THE RIGHTS OFFERING IS NOT BEING MADE, NOR WILL WE OFFER ANY SERIES V SHARES OR ADSS, TO HOLDERS IN ANY JURISDICTION IN WHICH THE RIGHTS OFFERING, OR THE OFFER OF SUCH SHARES OR ADSS, WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES LAWS OF SUCH JURISDICTIONS. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS RIGHTS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT APPLICABLE TO THAT JURISDICTION.

The interpretation with respect to rules of the National Association of Securities Dealers, Inc., or NASD, relating to Free-Riding and Withholding prohibits the allocation of "hot issues" to certain specified accounts, including accounts of NASD members, persons associated with NASD members and other investment professionals. This interpretation may prohibit participation by some shareholders in the rights offering.

Mexico. Iusacell has filed a petition with the CNBV to update the registration of its shares (including its series V shares) with the Securities and Special Sections of the National Registry of Securities (Registro Nacional de Valores) maintained by the CNBV and consequently be in a position to effectuate the transactions mentioned in this prospectus supplement. Such registration does not imply any certification as to the investment quality of our shares (including our series V shares), the solvency of Iusacell or the accuracy or completeness of the information contained in this prospectus supplement.

Belgium. This prospectus supplement has not been notified to or approved by the Commission Bancaire et Financiere/Commissie voor het Bank-en Financiewerzen or by the Minister of Finance. Accordingly, the rights offering may not be advertised, the ADSs and series V shares may not be offered or sold, and no prospectus, information circular, brochure or similar document may be distributed, directly or indirectly, to any persons in Belgium other than the National Bank of Belgium, the Institut de Recompte et de Garantie/ Herdiscontering-en

Waarborginstituut or authorized, licensed or registered credit institutions, securities firms, portfolio managers, collective investment institutions, insurance companies and pension funds within the meaning of Article 3.2 of the Royal Decree of January 9, 1991, all such institutions acting for their own account.

Canada. The prospectus supplement is not, and under no circumstances is to be construed as, an advertisement or a public offering in Canada of the securities referred to in it. No securities commission or similar authority in Canada has reviewed or in any way passed upon this document or the merits of the securities described in this prospectus supplement and any representation to the contrary is an offense.

The distribution of the ADSs or series V shares in Canada is being made only pursuant to statutory exemptions and is exempt from the requirement that Iusacell prepare and file an offering circular with the relevant Canadian securities regulatory authorities. Accordingly, any resale by Canadian holders of the ADSs or series V shares must be made in accordance with the applicable securities law in Canada, which will vary depending on the relevant jurisdiction within Canada, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements.

Canadian holders are advised to seek legal advice prior to any resale of the ADSs or series V shares. Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the Mexican and Canadian tax and other related matters that may be relevant to a decision to purchase ADSs or series V shares pursuant to the rights offering. Prospective Canadian holders of ADSs or series V shares should consult their own legal and tax advisers with respect to the tax and other consequences of purchasing ADSs or series V shares pursuant to the rights offering.

In view of the circumstances described under "Enforceability of Civil Liabilities," it may not be possible for Canadian holders to effect service of process within Canada upon Iusacell or its directors and officers, or to satisfy a judgement against Iusacell or such persons in Canada or to enforce a judgment obtained in Canadian courts against Iusacell or persons outside of Canada.

On September 27, 2001, the official rate for the Peso against the Canadian dollar as reported by the Bank of Canada was approximately Ps.6.0216 per C$1.00. As reported by the Bank of Canada, the year-end and average rates for the purchase of Canadian dollars, expressed in nominal pesos per Canadian dollar were: 2.3469 and 2.4120 for 1993, 3.5112 and 2.4570 for 1994, 5.6593 and 4.6232
for 1995, 5.7537 and 5.679 for 1996, 5.6465 and 5.7176 for 1997, 6.4725 and
6.1425 for 1998, 6.5733 and 6.4309 for 1999 and 6.4196 and 6.3712 for 2000. Such
rates are not used by Iusacell in the preparation of its financial statements or other financial information included in the prospectus supplement.

Persons purchasing ADSs or series V shares pursuant to the rights offering acknowledge that it is their express wish that all documents evidencing or relating in any way to the offer and distribution of the securities described in this prospectus be drawn up in the English language only. Vous reconnaissez par les presentes que c'est par votre volonte expresse que tous les documents faisant foi ou se rapportant de quelque maniere que ce soit l'offre ou au placement des valeurs mobilieres descrites aux presentes soient rediges en anglais seulement.

France. For purpose of information only: the ADSs or series V shares may not be publicly offered in France. Accordingly, this prospectus, as well as the other offering materials relating to this issue, have not been submitted to the clearance procedures of the French authorities, including the Commission des Operations de Bourse. Neither this prospectus nor any other offering materials may be distributed in France other than to a narrowly limited number of credit institutions or institutional investors acting for their own account.

Germany. A selling prospectus in respect of the ADSs or series V shares has not been published in Germany. The ADSs or series V shares may not be offered or sold, directly or indirectly, in a manner requiring publication of a prospectus in accordance with the German Securities Sales Prospectus Act and, in particular, no public advertising in respect of the ADSs or series V shares or selling of the ADSs or series V shares through canvassing may be carried out on Germany.

Hong Kong. No application has been made, or will be made, to the Securities and Futures Commission in Hong Kong for an authorization for the registration of this prospectus supplement with the Registrar of Companies in Hong Kong. Accordingly, the ADSs or series V shares may not be offered or sold in Hong Kong by means of this prospectus supplement or any other document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this prospectus supplement or any amendment or supplement to it or any other invitation, advertisement or document relating to the ADSs or series V shares to anyone other than a person whose business involves the acquisition and disposal, or the holding, of securities, whether as principal or as agent.

Italy. The public in Italy will not be solicited in connection with the rights offering, and institutional investors will be solicited in accordance with applicable Italian law. Accordingly, no filings have been made with the Italian securities or bank regulatory authorities in connection with the rights offering and this prospectus supplement, and any other documents concerning the rights offering will not be distributed in Italy.

The Netherlands.  No offer of ADSs is being made in The Netherlands.

United Kingdom of Great Britain and Northern Ireland. This prospectus supplement is being distributed on the basis that each person in the United Kingdom to whom this prospectus supplement is issued is a person of the kind specified in Article 8(1) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) (No. 2) Order 1995 (as amended) or is reasonably believed to be such a person as is described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is otherwise a person to whom this prospectus supplement may be lawfully issued.

                                 LEGAL MATTERS

Certain legal matters will be passed upon for Iusacell by Clifford Chance Rogers & Wells LLP, New York, New York, special United States counsel to Iusacell, with respect to matters of New York law and United States federal law, and by De Ovando y Martinez del Campo, S.C., Mexico D.F., special Mexican counsel to Iusacell, with respect to matters of Mexican law. De Ovando y Martinez del Campo, S.C., will pass upon the validity of the series V shares underlying the ADSs.

Mr. Fernando de Ovando, a director of Iusacell until April 2000, Mr. Javier Martinez del Campo, a director of Iusacell since April 2001 and a director of Iusacell Celular since February 1997, and Mr. Ignacio Gomez Morin, a director of Iusacell Celular since February 1997, are members of the law firm of De Ovando y Martinez del Campo, S.C., which, in 2000, provided legal services to Iusacell in the amount of approximately Ps.1.8 million (U.S.$188,126).

Certain legal matters will be passed upon for the solicitation agent by Davis Polk & Wardwell, New York, New York, and by Ritch, Heather y Mueller, S.C., Mexico D.F.

                                    EXPERTS

The consolidated financial statements of Iusacell and its subsidiaries and Iusacell Celular and its subsidiaries as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated by reference in the registration statement and this prospectus supplement from Iusacell's Annual Report on Form 20-F for the year ended December 31, 2000 have been audited by PricewaterhouseCoopers, independent auditors, as stated in their reports which are incorporated herein by reference and are so incorporated in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

With respect to the unaudited consolidated financial information for the six-month periods ended June 30, 2001 and 2000 included in this prospectus supplement, PricewaterhouseCoopers has applied limited procedures in accordance with professional standards for a review of this information. The separate report of PricewaterhouseCoopers dated July 20, 2001 appearing in this prospectus supplement states that PricewaterhouseCoopers did not audit and does not express an opinion on the unaudited consolidated financial information. Accordingly, the degree of reliance on this report should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for the report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The description of the appraisal of Iusacell's prior analog telecommunications network incorporated by reference in the registration statement and in this prospectus supplement from Iusacell's Annual Report on Form 20-F has been prepared by Consultores y Valuadores de Empresas, S.C., an international property appraiser, as indicated in their appraisal report. Description of the appraisal is included in reliance upon such report and information given on the authority of the firm as experts in property valuation.

                        AUTHORIZATION OF RIGHTS OFFERING

On September 27, 2001, Iusacell's shareholders passed a resolution at an extraordinary shareholders meeting to the effect that up to 210,320,870 new series V shares may be issued.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
INTERIM FINANCIAL INFORMATION*
  Review report of independent accountants..................  F-2
  Consolidated balance sheets as of June 30, 2001 and 2000
     (unaudited)............................................  F-3
  Consolidated income statements for the six-month periods
     ended June 30, 2001 and 2000 (unaudited)...............  F-4
  Consolidated statements of changes in financial position
     for the six-month periods ended June 30, 2001 and 2000
     (unaudited)............................................  F-5
  Notes to the consolidated financial statements
     (unaudited)............................................  F-7

---------------

* These interim financial statements are included because they have been filed with the Comision Nacional Bancaria y de Valores in Mexico.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Mexico City, July 20, 2001

The Board of Directors of
Grupo Iusacell, S.A. de C.V.

We have reviewed the accompanying condensed consolidated financial statements of Grupo Iusacell, S.A. de C.V. and subsidiaries (the "Company") as of June 30, 2000 and 2001, and for the six-month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards for review established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles in Mexico.

PricewaterhouseCoopers

Juan Manuel Ferron Solis
Audit Partner

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
           INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

--------------------------------------------------------------------------------------------------------
                                                                                 AS OF             AS OF
(IN THOUSANDS OF CONSTANT JUNE 30, 2001 PESOS, EXCEPT PER SHARE DATA)    JUNE 30, 2000     JUNE 30, 2001
--------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents.....................................        Ps. 1,102,507     Ps.   301,498
  Current portion of escrow account.............................              481,967           423,071
  Trade accounts receivable, net of allowance for doubtful
    accounts....................................................              676,415           650,481
  Related parties...............................................                9,281             3,054
  Recoverable taxes and other...................................              681,692           713,225
  Inventories...................................................              306,784           272,092
                                                                       ---------------------------------
  Total current assets..........................................            3,258,646         2,363,421
Investment in associated companies..............................               30,728            33,962
Property and equipment, net (Note 4)............................            8,057,778         8,268,663
Long-term portion of escrow account.............................              722,951           219,895
Other assets, net...............................................            2,717,180         2,503,507
Excess of cost of investment in subsidiaries over the book value...         2,143,762         1,960,642
                                                                       ---------------------------------
Total assets....................................................        Ps.16,931,045     Ps.15,350,090
                                                                       ---------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable (Note 5)........................................        Ps.        --     Ps.   108,850
  Current portion of long-term debt (Note 5)....................              968,345                --
  Trade accounts payable........................................              433,404           321,523
  Related parties...............................................              134,340            46,768
  Taxes and other payables......................................              985,695         1,229,471
  Income tax....................................................               14,400            47,705
  Employee profit sharing.......................................                    5                 5
                                                                       ---------------------------------
  Total current liabilities.....................................            2,536,189         1,754,322
Long term-debt (Note 5).........................................            7,414,340         7,099,265
Trade accounts payable, long-term...............................                   --            23,133
Other accounts payable, long-term...............................                2,966             3,494
Commitments and contingencies (Note 6)..........................
                                                                       ---------------------------------
Total liabilities...............................................        Ps. 9,953,495     Ps. 8,880,214
                                                                       ---------------------------------
Stockholders' equity:
  Contributed capital (Note 8)..................................        Ps. 6,998,636     Ps. 6,998,636
  Legal reserve.................................................               18,578            18,578
  Accumulated comprehensive income (Note 7).....................              (22,840)         (579,904)
                                                                       ---------------------------------
  Total majority stockholders' equity...........................            6,994,374         6,437,310
Minority interest...............................................              (16,824)           32,566
                                                                       ---------------------------------
Total stockholders' equity......................................            6,977,550         6,469,876
                                                                       ---------------------------------
Total liabilities and stockholders' equity......................        Ps.16,931,045     Ps.15,350,090
                                                                       ---------------------------------

See notes to interim condensed consolidated financial statements (unaudited)

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
          INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)

----------------------------------------------------------------------------------------------------------
                                                                       SIX MONTHS ENDED   SIX MONTHS ENDED
(IN THOUSANDS OF CONSTANT JUNE 30, 2001 PESOS, EXCEPT PER SHARE DATA)   JUNE 30, 2000      JUNE 30, 2001
----------------------------------------------------------------------------------------------------------
Revenues:
  Revenues from Services......................................           Ps.2,416,605       Ps.2,812,596
  Revenues from telephone equipment sales and other...........               282,516            217,778
                                                                       -----------------------------------
                                                                           2,699,121          3,030,374
                                                                       -----------------------------------
Cost of sales:
  Cost of services............................................               649,433            805,072
  Cost of telephone equipment sales and other.................               182,229            146,701
                                                                       -----------------------------------
                                                                             831,662            951,773
                                                                       -----------------------------------
Gross profit..................................................             1,867,459          2,078,601
Operating expenses............................................               918,175          1,008,253
Depreciation and amortization.................................             1,089,067          1,316,930
Gain on the sale of towers....................................                    --           (212,187)
                                                                       -----------------------------------
Operating loss................................................              (139,783)           (34,395)
Integral financing cost (gain):
  Interest expense, net.......................................               472,071            381,558
  Foreign exchange loss (gain)................................               153,888           (399,441)
  Gain from monetary position.................................              (219,087)          (132,235)
                                                                       -----------------------------------
                                                                             406,872           (150,118)
                                                                       -----------------------------------
Equity participation in net gain of associated companies......                (1,563)            (7,504)
                                                                       -----------------------------------
(Loss) profit from continuing operations before assets tax, minority
  interest and the adoption of new accounting pronouncement...              (545,092)           123,227
Provisions for assets tax.....................................                31,562             78,353
                                                                       -----------------------------------
(Loss) profit from continuing operations before minority interest and the cumulative effect of the adoption of new accounting
  pronouncement...............................................              (576,654)            44,874
Minority interest.............................................                 8,127            (11,341)
                                                                       -----------------------------------
(Loss) profit before the cumulative effect of the adoption of new
  accounting pronouncement....................................              (568,527)            33,533
Cumulative effect of the adoption of the new accounting
  pronouncement...............................................                    --             60,587
                                                                       -----------------------------------
Net loss for the period.......................................           Ps.(568,527)       Ps. (27,054)
                                                                       -----------------------------------
Weighted average number of shares outstanding (thousands).....             1,365,330          1,400,372
                                                                       -----------------------------------
(Loss) profit per share before the cumulative effect of the adoption
  of the new accounting pronouncement.........................           Ps.   (0.42)       Ps.    0.02
                                                                       -----------------------------------
Loss per share for the cumulative effect of the adoption of the new
  accounting pronouncement....................................           Ps.      --        Ps.   (0.04)
                                                                       -----------------------------------
Net loss per share (pesos)....................................           Ps.   (0.42)       Ps.   (0.02)
                                                                       -----------------------------------

See notes to condensed consolidated interim financial statements (unaudited)

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                   INTERIM CONDENSED CONSOLIDATED STATEMENTS
                  OF CHANGES IN FINANCIAL POSITION (UNAUDITED)

------------------------------------------------------------------------------------------
   (IN THOUSANDS OF CONSTANT JUNE 30, 2001 PESOS,      SIX MONTHS ENDED   SIX MONTHS ENDED
               EXCEPT PER SHARE DATA)                   JUNE 30, 2000      JUNE 30, 2001
------------------------------------------------------------------------------------------
Operating activities:
  Net loss for the period............................  Ps.     (568,527)  Ps.      (27,054)
  Items not requiring the use of resources:
  Depreciation and amortization......................         1,089,067          1,316,930
  Equity participation in net gain of associated
     companies and net gain on sale of equity
     investments.....................................            (1,563)            (7,504)
  Gain on the sale of towers.........................                --           (212,187)
  Minority interest..................................            (8,127)            11,341
                                                       -----------------------------------
                                                                510,850          1,081,526
  Resources (used for) provided by operating
     activities:
  Trade accounts receivable..........................           111,728            (26,989)
  Related parties....................................             5,165           (102,443)
  Recoverable taxes and other........................            (5,756)          (144,982)
  Inventories........................................          (101,572)           (28,031)
  Trade accounts payable.............................          (280,754)          (215,562)
  Taxes and other payables...........................           (31,035)           160,158
  Income tax.........................................            12,869             10,362
  Employee profit sharing............................              (416)               148
  Other..............................................               327                 --
                                                       -----------------------------------
  Resources provided by operating activities.........           221,406            734,187
                                                       -----------------------------------
Financing activities:
  Proceeds from long-term debt.......................                --            745,416
  Principal payments of long-term debt...............          (730,279)           (24,545)
  Increase (decrease) in notes payable...............           299,665         (1,324,319)
  Proceeds from the rights and primary offerings.....         1,569,866                 --
                                                       -----------------------------------
  Resources provided by (used for) financing
     activities......................................  Ps.    1,139,252   Ps.     (603,448)
                                                       -----------------------------------

See notes to condensed consolidated interim financial statements (unaudited)

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES
                   INTERIM CONDENSED CONSOLIDATED STATEMENTS
                  OF CHANGES IN FINANCIAL POSITION (UNAUDITED)

------------------------------------------------------------------------------------------
   (IN THOUSANDS OF CONSTANT JUNE 30, 2001 PESOS,      SIX MONTHS ENDED   SIX MONTHS ENDED
               EXCEPT PER SHARE DATA)                     JUNE 30, 2000      JUNE 30, 2001
------------------------------------------------------------------------------------------
Investing activities:
  Purchase of property and equipment.................  Ps.   (1,082,202)  Ps.     (503,013)
  (Purchase) sale of common stock of associated
     companies.......................................           (46,582)             2,115
  Increase in escrow account.........................           (11,368)          (466,801)
  (Purchase) sale of other assets....................          (400,457)           213,059
  Proceeds from the sale of towers...................                --            252,952
                                                       -----------------------------------
  Resources used for investing activities............        (1,540,609)          (501,688)
                                                       -----------------------------------
Net decrease in cash and cash equivalents............          (179,951)          (370,949)
Cash and cash equivalents at the beginning of the
  period.............................................         1,282,458            672,447
                                                       -----------------------------------
Cash and cash equivalents at the end of the period...  Ps.    1,102,507   Ps.      301,498
                                                       -----------------------------------

See notes to condensed consolidated interim financial statements (unaudited)

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

        NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (EXCEPT AS OTHERWISE NOTED, ADJUSTED FOR PRICE-LEVEL CHANGES AND EXPRESSED
          IN THOUSANDS OF CONSTANT MEXICAN PESOS AS OF JUNE 30, 2001.
              AMOUNTS EXPRESSED IN U.S. DOLLARS ARE IN THOUSANDS)

1. ACQUISITIONS, DISPOSITIONS AND GROUP STRUCTURE

On March 22, 2001 the Company sold its 65% equity interest in Satelitron, S.A. de C.V. As a result of the sale, the Company recorded a gain of Ps.3,890 (U.S.$429) before taxes.

2. BASIS OF PRESENTATION

The interim condensed consolidated financial statements of the Company, as of June 30, 2000 and 2001, and for the six months ended June 30, 2001 and 2000, are unaudited. In the opinion of the management of the Company, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the consolidated financial statements have been included therein. The results of interim periods are not necessarily indicative of results for the entire year.

For purposes of these interim consolidated financial statements, certain information and disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been condensed or omitted. These financial statements should be read in conjunction with the Company's consolidated and audited financial statements and notes thereto for the years ended December 31, 1998, 1999 and 2000 (the "Audited Financial Statements"). Refer to Notes 3 and 4 to the Audited Financial Statements for a discussion of Company's significant accounting policies and Note 1 for a description of the entity and nature of the business.

The Group's interim condensed consolidated financial statements have been prepared in conformity with Mexican GAAP. The interim condensed consolidated financial statements have been presented in thousands of constant Mexican pesos as of June 30, 2001 as required by Bulletin B-10 "Recognition of the Effects of Inflation on Financial Information", as amended, issued by the Mexican Institute of Public Accountants (MIPA) (Bulletin B-10).

3. CHANGE IN ACCOUNTING ESTIMATE

During the second quarter 2001, the Company completed a technical review of the remaining useful lives of certain analog and digital network equipment and cellular telephones. As a result, the weighted average useful life for the network equipment is now ten years compared to the previous 8.7 years. The amortization of cellular telephones was reduced from an average eighteen months to twelve months. These changes represented a reduction of approximately Ps.92,000 in depreciation and amortization expense for the first six months of 2001.

4. PROPERTY AND EQUIPMENT, NET

In December 1999, Old Iusacell entered into a series of agreements with MATC Celular, S. de R.L. de C.V. (an affiliated company of American Tower Corporation) ("MATC Celular"). These

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES agreements, among other things, gave MATC Celular the right to acquire approximately 350 existing Old Iusacell non-strategic towers. In February 2001, Old Iusacell sold approximately 170 of those non-strategic towers to MATC Celular, for Ps.252,952 in cash (U.S.$25,500) generating a gain on the sale, before taxes, of Ps.212,187. The gain on the sale has been recorded as other operating income in the consolidated interim income statement for the six-month period ended June 30, 2001.

As a part of this agreement, a subsidiary of New Iusacell signed a lease contract for the same towers with MATC Celular for a minimum mandatory term of ten years, a term that could be automatically extended for two additional periods of five years each. The amount of the annual rent expense that the Group will pay to MATC Celular amounts to approximately U.S.$6,470 and the Group paid in advance to MATC Celular the rent for 2001.

5. NOTES PAYABLE AND LONG-TERM DEBT

SENIOR REFINANCING SECURED LOAN

On March 29, 2001, Old Iusacell completed the restructuring of its long-term bank loan, the revolving credit facility and the Eximbank facilities by entering into an Amended and Restated Senior Secured Loan Agreement (the Senior Refinancing Secured Loan), which consists of:

     (i) the Tranche A Loan for an aggregate principal amount of U.S.$189,800 for the purpose of refinancing existing indebtedness under the long-term bank loan and the revolving credit facility and under a certain bridge loan used to pay the January 2001 principal amortization payments under the long term bank loan and the revolving credit facility.

     (ii) the Tranche B Loan for an aggregate principal amount of U.S.$75,821 for the purpose of refinancing existing indebtedness under the Eximbank facilities and under a certain bridge loan used to pay also in January 2001 a principal amortization payment under the Eximbank facilities.

The Senior Refinancing Secured Loan bears interest at a rate per annum equal to one, two, three or six month LIBOR at Old Iusacell's option plus a spread ranging from, depending on Old Iusacell's leverage ratio, from 1.75% to 2.25% with quarterly interest payments beginning in May 29, 2001. Principal installments will be due beginning 2004 through 2006.

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

As a result of the debt restructuring the payments due on long term debt during each of the five years subsequent to June 30, 2001 are as follows:

                                                        ----------------------------
PERIODS ENDED JUNE 30,                                  U.S. DOLLARS   MEXICAN PESOS
----------------------                                  ------------   -------------
  2003................................................  U.S.$  4,172   Ps.   37,844
  2004................................................        37,375        339,019
  2005................................................       285,706      2,591,579
  2006................................................       102,503        929,784
  July 2006 and thereafter............................       352,894      3,201,039
                                                        ------------   ------------
  Total...............................................  U.S.$782,650   Ps.7,099,265
                                                        ============   ============

There was no gain or loss recognized from this loan restructuring.

Old Iusacell's obligations under the Senior Refinancing Secured Loan are unconditionally guaranteed, jointly and severally, by the principal operating and concession-holding subsidiaries of Old Iusacell and are secured by the pledge of substantially all capital stock and equity interests held by Old Iusacell and by substantially all assets used in connection with or related to such concessions.

NOTES PAYABLE

In February 2001, Old Iusacell obtained a handset acquisition financing facility from Banco Santander Mexicano, which consisted of a one year senior unsecured credit facility in a principal amount of U.S.$12,000. Loans outstanding under this facility bear interest at an annual rate of 6.9938%. Interest is paid quarterly and the principal will be paid on February 19, 2002.

6. COMMITMENTS AND CONTINGENCIES

SPECIAL PROJECTS

During March 2001, Iusatel, S.A. de C.V. (Iusatel), a subsidiary of the Company, reached an agreement to settle the outstanding amounts due related to the special projects implemented by Telefonos de Mexico, S.A. de C.V. (Telmex) to permit competition in long distance telephony. Iusatel agreed to pay for its portion of such special projects in two parts: (i) a fixed payment of approximately U.S.$13,600, payable in twelve equal monthly installments beginning in April 2001, and (ii) a U.S.$0.0053 per full minute, usage-based surcharge to the local wire line interconnection rate from January 1, 2001 through December 31, 2004 for long distance calls terminated in Telmex's local wire line network.

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

DISTRIBUTOR

Iusacell, S. A. de C.V., a subsidiary of the Company, decided to sue and seek compensatory damages from one of Iusacell's distributors as a result of the latter's decision to breach their distribution agreement.

7. COMPREHENSIVE LOSS

For the six-month periods ended June 30, 2000 and 2001, comprehensive income consisted of the following:

                                                            -------------------------
                                                               2000          2001
                                                            -----------   -----------
Other comprehensive income:
  Accumulated effect of deferred taxes....................  Ps. 192,705   Ps.      --
                                                            -----------   -----------
Total other comprehensive income..........................      192,705            --
Net loss for the period...................................     (568,527)      (27,054)
                                                            -----------   -----------
Total comprehensive loss..................................  Ps.(375,822)  Ps. (27,054)
                                                            ===========   ===========
Accumulated comprehensive loss............................  Ps. (22,840)  Ps.(579,904)
                                                            ===========   ===========

8. CONTRIBUTED CAPITAL

There were no transactions affecting the contributed capital for the six months period ended June 30, 2001.

The number of shares of common stock as of June 30 are analyzed as follows:

                                                              -------------
                                                                  2001
                                                              -------------
Series A....................................................    736,830,745
Series V....................................................    690,411,440
                                                              -------------
Total.......................................................  1,427,242,185
                                                              =============

9. SUBSEQUENT EVENTS

     a) On August 9, 2001, Old Iusacell entered into several foreign currency hedge contracts due over the period from November 2001 to November 2002 for a notional amount of U.S.$11,000.

     b) On August 20, 2001, Old Iusacell entered into a foreign currency contract of a notional amount of U.S.$123,000 intended to hedge approximately 66% of principal, and interest of the 10% Senior Notes due 2004. The operation was completed in two tranches, on August 24 and August 27, 2001, respectively.

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES

     c) During September 2001, the Company entered into agreements to acquire 100% of the capital stock of Grupo Portatel, S.A. de C.V., the cellular A-band provider in southern Mexico for approximately U.S.$72,000 plus approximately another U.S.$10,000 in assumed debt. The closing of this acquisition is subject to certain conditions, including government and corporate approvals. The Company expects this transaction to close within sixty days from the execution of the agreement.

     d) On September 19, 2001, New Iusacell signed off an engagement letter with ABN Amro appointing it as the coordinator in a U.S.$100,000 club deal facility to be used to finance the capital expenditures, working capital and other general corporate purposes relating to the commercial launch of a PCS network. The Company expects this loan to be arranged during 2002.

10. NEW ACCOUNTING PRONOUNCEMENTS IN MEXICO

Effective January 1, 2001, Bulletin C-2 "Financial Instruments", issued by the MIPA, requires that all financial instruments including those used for hedging purposes be recorded in the balance sheet at their fair value and changes in the fair value be recorded in each period in the income statement. As a result of the adoption of this new standard, the Company recognized a cumulative loss on derivative financial instruments of approximately Ps.60,587 as of January 1, 2001 and recognized additional losses of approximately Ps.4,849 for the six-month period ended June 30, 2001.

11. DIFFERENCES BETWEEN MEXICAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Grupo Iusacell's Interim Condensed Consolidated Financial Statements are prepared in accordance with Mexican GAAP which differs in certain respects from U.S. GAAP. For a full description of the differences between Mexican GAAP and U.S. GAAP refer to the Company's consolidated financial statements for the years ended December 31, 1998, 1999 and 2000.

As disclosed in Note 4, in February 2001, the Company sold and leased-back 170 non-strategic towers to MATC.

Under Mexican GAAP, sale lease-back transactions are recognized with the use of the general criteria for capital and operating lease transactions pursuant to Bulletin D-5 "Leases". The timing of the recognition of a gain derived from sale-lease back transactions should be based on the subsequent lease classification criteria of the leaseback portion of the transaction. If the subsequent leaseback is accounted for as an operating lease, full immediate gain recognition is allowed whereas if the subsequent leaseback is accounted for as a capital lease, the gain is deferred and amortized in proportion with the estimated useful life of the asset leased. Based upon these criteria, the sale-lease back agreement with MATC was recorded by the Company as

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES an operating lease and consequently, the Ps.212,187 gain was recognized at the date of the sale.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS"), SFAS 28 "Accounting for sales with lease backs", sale-lease back transactions should generally be recognized as single financing transaction in which any profit or loss on the sale is deferred and amortized by the seller, who becomes the lessee. In the case of a capital lease, the deferred gain is realized in the proportion to the amortization of the leased asset. In the case of an operating lease, the deferred gain is realized in proportion to the gross rental charged to the expense over the lease term.

Further, FAS 28 requires the seller to recognize some profit or loss at the date of the sale based on the following considerations:

     a) if the seller retains a minor part of the property or a minor part of its remaining useful life through the leaseback, all profit or loss should be recognized at the date of the sale, unless rentals called for by the lease are unreasonable in relation to market conditions, and therefore an appropriate amount would be deferred or accrued by adjusting the profit or loss on the sale; and,

     b) if the seller retains more than minor but less than substantially all of the use of the property through the leaseback and the profit on the sale exceeds the present value of the minimum lease payments called for by the leaseback for an operating lease, or the recorded amount of the leased asset for capital lease, that excess would be recognized as profit at the date of the sale.

Applying the above criteria to the sale-lease back transaction with MATC Celular, for U.S. GAAP purposes, the Company deferred Ps.212,187 of the gain at the transaction date since it was deemed to retain "more than minor part but less than substantially all" of the use of the assets leased and the profit on the sale does not exceed the present value of the minimum lease payments. Given that the leaseback qualified as an operating lease, the Company is amortizing the deferred gain against the gross rental charged to the expense over the lease term. Consequently, the U.S. GAAP net income for the six-month period ended June 30, 2001 would be decreased by Ps.205,114.

NEW ACCOUNTING PRONOUNCEMENTS

During the first quarter of 2001, the Company adopted FAS 140, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". As a result of the adoption of FAS 140, the Company did not have any impact in its financial position, results of operations, or cash flows.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") which supersedes APB Opinion No. 16, "Business Combinations", and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS 141 addresses financial accounting and reporting for business combinations and requires that all business combinations within scope of SFAS 141 be accounted for using only the

                 GRUPO IUSACELL, S.A. DE C.V. AND SUBSIDIARIES purchase method. SFAS 141 is required to be adopted for all business combinations initiated after June 30, 2001. Management plans to adopt the provisions of SFAS 141 for any business combination that is completed after June 30, 2001.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statement. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on its consolidated financial statements.

The FASB also recently issued FASB Statement No. 143 ("SFAS 143"), "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" which is effective for fiscal years beginning after June 15, 2002. The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The Company is presently evaluating the impact, if any, that this new standard will have on its consolidated financial statements.

PROSPECTUS

                                U.S.$600,000,000

                          GRUPO IUSACELL, S.A. DE C.V.
                                Debt Securities
                                  Common Stock
                           American Depositary Shares
                           Representing Common Stock
Grupo Iusacell, S.A. de C.V. may:

        - sell debt securities to the public

        - sell common stock to the public

        - sell American depositary shares representing common stock to the public

One or more of our shareholders may sell shares of our common stock or American depositary shares representing common stock.

American depositary shares representing shares of our series V common stock are listed on the New York Stock Exchange under the symbol "CEL." Our series A and V common stock are listed on the Mexican Stock Exchange.

INVESTING IN THESE SECURITIES INVOLVES SOME RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF OUR FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1999, WHICH IS INCORPORATED BY REFERENCE.

We will provide the specific terms of the securities in supplements to this prospectus. The prospectus supplement will also contain the names of the underwriters, dealers or agents involved in the sale of the securities, together with any applicable commissions or discounts. You should read this prospectus and any prospectus supplement carefully before you make a decision to invest.
                            ------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
March 22, 2000

                               TABLE OF CONTENTS

                                        PAGE
                                        NO.
                                        ----
About This Prospectus.................     i
Where You Can Find More Information...    ii
Forward-Looking Statements............    ii
Iusacell..............................     1
Use of Proceeds.......................     2
Ratio of Earnings to Fixed Charges....     2
Description of Securities that May be
  Offered.............................     3

                                        PAGE
                                        NO.
                                        ----
Description of the Debt Securities....     3
Plan of Distribution..................    10
Legal Matters.........................    11
Experts...............................    11
Enforceability of Civil Liabilities...    11

                            ------------------------

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, which we refer to as the SEC using the "shelf" registration process. Under the shelf registration process, we may sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that can be offered. Each time we sell securities, we will provide prospective investors with a prospectus supplement that will contain specific information about the terms of the securities. The prospectus supplement may also add to or update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

"NEW IUSACELL" AND "IUSACELL" MEAN GRUPO IUSACELL, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS NUEVO GRUPO IUSACELL, S.A. DE C.V.

"OLD IUSACELL" MEANS GRUPO IUSACELL CELULAR, S.A. DE C.V. THIS COMPANY WAS FORMERLY KNOWN AS GRUPO IUSACELL, S.A. DE C.V. NEW IUSACELL OWNS 99.9% OF THE CAPITAL STOCK OF OLD IUSACELL.

Unless otherwise specified, all references to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars, and references to "Ps." and "pesos" are to Mexican pesos. We publish our financial statements in pesos that are adjusted to reflect changes in purchasing power due to inflation. Thus, unless otherwise specified, our financial data is presented in constant pesos of December 31, 1999 purchasing power. Amounts presented in this prospectus may not add up or may be slightly inconsistent due to rounding.

Unless otherwise provided, this prospectus contains translations of peso amounts into U.S. dollars solely for the convenience of the reader based on the exchange rate reported by the Federal Reserve Bank of New York as its noon buying rate for pesos, which we refer to as the noon buying rate, at December 31, 1999, which was Ps.9.480 per U.S.$1.00. These currency conversions should not be construed as representations that the peso amounts actually represent such dollar amounts. Additionally, these conversions should not be construed as representations that these peso amounts have been, could have been or could be converted into U.S. dollars at those or any other rates of exchange.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual and special reports and furnish other information with the SEC from time to time. You may read and copy any document filed by us at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. In addition, some of our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. In addition, because the American depositary shares representing our series V common stock, which we refer to as ADSs, are listed on the New York Stock Exchange, reports and other information concerning us can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and includes the following:

     - annual report on Form 20-F for the year ended December 31, 1999.

     - all documents that we file in the future under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, any future reports on Form 6-K that indicate they are incorporated into this prospectus and any future annual reports on Form 20-F that we file with the SEC until we sell all of the securities that may be offered through this prospectus.

You should consider any statement in this prospectus or incorporated by reference to be modified by any statement subsequently incorporated by reference to the extent that subsequent statement modifies the prior statement.

We will provide without charge upon written or oral request a copy of any document that is incorporated by reference in this prospectus, other than exhibits that are not specifically incorporated by reference. These requests should be directed to our Director of Investor Relations, at Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348 Mexico, D.F., telephone number + (525) 109-4400. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains projections of some financial data and discloses plans and objectives for the future. This forward-looking information, as defined in the United States Private Securities Litigation Reform Act of 1995, reflects our views regarding future events and financial performance. Actual events and results could differ materially from those projected in the forward-looking statements as a result of the risk factors described above, as well as factors discussed below.

The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which in any event speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The risk factors described in or incorporated into this prospectus, and many other factors, could cause actual events and results to differ materially from historical results or those anticipated.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                    IUSACELL

We are the second largest wireless telecommunications provider in Mexico with more than 1.3 million cellular customers. We own and operate concessions for a range of frequencies in the 800 MHz band used to provide cellular wireless services in four contiguous regions in central Mexico, including Mexico City, one of the world's most populous cities.

     - Our cellular concessions cover regions representing approximately 68 million inhabitants, or 69% of Mexico's total population.

     - Our cellular network makes services available in areas where approximately 59 million people live, representing 88% of the inhabitants of the regions where we provide cellular wireless services and 61% of Mexico's total population.

Since August 1999, we have been offering digital coverage and services in all areas where we provide cellular wireless services.

Since February 1997, we have been under the management control of subsidiaries of Bell Atlantic Corporation. Bell Atlantic has invested approximately U.S.$1.2 billion since 1993 for its 40.2% economic and voting interest in our equity. Today, Bell Atlantic personnel seconded to Iusacell and Bell Atlantic consultants are integrally involved in defining and implementing our long-term strategy and in managing day-to-day operations.

Since Bell Atlantic took control of our management in February 1997, our cellular subscriber base has grown from approximately 245,000 to 1,322,798 subscribers at December 31, 1999. Of these subscribers, 352,289 were post-paid contract customers who purchase cellular services pursuant to fixed term contracts and the remaining 970,509 were customers who pay for their cellular services in advance through the purchase of prepay calling cards. Approximately 207,000 of these prepay customers are incoming calls only customers who only receive incoming calls and cannot make outgoing calls. These customers generate little or no revenue.

In addition to our core mobile wireless services, we also provide a wide range of other telecommunications services, including long distance, paging, wireless local telephony and data transmission. In late March 2000, we launched wireless Internet service.

                            ------------------------

Our principal executive offices are located at Prolongacion Paseo de la Reforma 1236, Colonia Santa Fe, Delegacion Cuajimalpa, 05348, Mexico, D.F. Our telephone number is + (525) 109-4400. Our Internet website address is http://www.iusacell.com.mx. Information contained in our website is not part of this prospectus.

                                USE OF PROCEEDS

Unless otherwise disclosed in the accompanying prospectus supplement, we will use the net proceeds from the sale of securities to fund the business of Iusacell and its subsidiaries.

The offering price of our debt securities, common stock and ADSs representing common stock will be determined by market conditions.

                       RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges covers continuing operations. For this purpose earnings are calculated as income or loss before taxes plus (i) integral financing cost, including amortization of capitalized interest, (ii) the interest portion of annual rent expense, and (iii) losses from the less than 50%-owned affiliates. Fixed charges include the expensed and capitalized portions of integral financing cost.

Earnings were inadequate to cover fixed charges in 1995, 1996, 1997 and 1998. The fixed charge coverage deficiency for the years ended December 31, 1995, 1996, 1997 and 1998 amounted to Ps.2,043.4 million (U.S.$215.6 million),
Ps.464.4 million (U.S.$49.0 million), Ps.1,334.3 million (U.S.$140.7 million) and Ps.2,275.5 million (U.S.$240.0 million). There was no fixed charge coverage deficiency for the year ended December 31, 1999. The fixed charge coverage amounted to Ps.501,897 (U.S.$52,943) and the ratio of earnings to fixed charges was 2.59.

                 DESCRIPTION OF SECURITIES THAT MAY BE OFFERED

We may offer debt securities, common stock, ADSs representing common stock, or any combination of the foregoing, either individually or as units consisting of one or more securities. We may offer up to U.S.$600,000,000 worth of securities under this prospectus. If securities are offered as units, we will describe the terms of the units in a prospectus supplement. For a description of our common stock or ADSs representing common stock, see our annual report on Form 20-F for the year ended December 31, 1999.

                       DESCRIPTION OF THE DEBT SECURITIES

We may offer any combination of senior debt securities or subordinated debt securities. Debt securities may be secured or unsecured general obligations of Iusacell. Senior debt securities will rank above all subordinated indebtedness and equal to all other indebtedness outstanding on the date of the prospectus supplement (other than statutorily preferred obligations). Subordinated debt securities will rank in right of payment below all other indebtedness outstanding at or after the time issued, unless the other indebtedness provides that it is not senior to the subordinated debt. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed as an exhibit to the registration statement of which this prospectus is a part. A prospectus supplement will describe the particular terms of any debt securities we may offer. The following summaries of the debt securities and the indentures are not complete. We strongly urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL

The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be unsecured and unsubordinated obligations of Iusacell and will rank equally with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt. We will have the right to "reopen" a previous issue of a series of debt securities by issuing additional debt securities of that series. The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of such debt securities or the series of which they are a part;

     - the person to whom any interest on a debt security of the series will be paid;

     - the date or dates on which we must pay the principal;

     - the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

     - the terms of any interest escrow arrangement;

     - the place or places where we must pay the principal of and any premium or interest on the debt securities;

     - the terms and conditions on which we may redeem any debt security, if at all;

     - any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

     - any provisions for the payment of additional amounts for taxes;

     - the denominations in which we may issue the debt securities;

     - the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

     - the currency in which we will pay the principal of and any premium or interest on the debt securities;

     - the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

     - the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon maturity or that will be deemed to be outstanding as of any date;

     - if applicable, that the debt securities are defeasible;

     - if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, common stock or other securities or property;

     - whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

     - the subordination provisions that will apply to the subordinated debt securities;

     - any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of such debt securities due and payable; and

     - any addition to or change in the covenants in the indentures.

We may sell the debt securities at a substantial discount below their stated principal amount. We will describe special United States federal income tax and Mexican tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An "original issue discount security" is any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity in accordance with the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe certain United States federal income tax, Mexican tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the applicable prospectus supplement.

CONVERSION AND EXCHANGE RIGHTS

The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for ADSs or common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. We will describe how the number of ADSs or common stock or other securities or property to be received upon conversion or exchange would be calculated.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution or winding-up or liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration. We may not resume payments on the subordinated debt securities until the defaults are cured or waived or certain periods pass. If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

GLOBAL SECURITIES

The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the debt securities. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer. No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary unless the depositary has notified us that it is unwilling or unable to continue as depositary or an event of default occurs and continues with respect to the debt securities. The depositary will determine how all securities issued in exchange for a global security will be registered. As long as the depositary or its nominee is the registered holder of a global security, the depositary or the nominee will be considered the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities.

We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security. Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant. The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the applicable trustee assume no responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

Unless otherwise stated in the prospectus supplement, we will pay principal of and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest. Unless otherwise stated in the prospectus supplement, we will pay principal of and any premium or interest on the debt securities at the office of our designated paying agent, except that we may pay interest by check mailed to the address of the person entitled to the payment. Unless we state otherwise in the prospectus supplement, the corporate trust office of the trustee will be the paying agent for the debt securities. Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities. The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. The holder thereafter may look only to us for payment.

CONSOLIDATION, MERGER AND SALE OF ASSETS

Under the terms of the indentures, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless:

     - the successor is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of Mexico, the United States or any state thereof or any other country recognized by the United States and assumes our obligations under the debt securities and the indentures;

     - immediately after the transaction, no event of default occurs and continues; and

     - we meet certain other conditions.

EVENTS OF DEFAULT

Each of the following will constitute an event of default under each indenture:

     - failure to pay principal of or any premium on any debt security when due;

     - failure to pay any interest on any debt security when due, continued for a specified number of days;

     - failure to deposit any sinking fund payment, when due;

     - failure to perform any other covenant in the indenture that continues for a specified number of days after written notice has been given by the trustee, or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

     - certain events in bankruptcy, insolvency or reorganization of Iusacell;
       and

     - any other event of default specified in the prospectus supplement.

An event of default of one series of debt securities is not necessarily an event of default for any other series of debt securities. If an event of default, other than an event of default as a result of certain events of bankruptcy, insolvency or reorganization, occurs and continues, either the trustee or the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. If an event of default occurs as a result of certain events of bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series automatically will become immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived. Except for certain duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series. No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

     - the holder has previously given the trustee written notice of a continuing event of default;

     - the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request, and the holders have offered reasonable indemnity to the trustee to institute the proceeding; and

     - the trustee has failed to institute the proceeding, and has not received a direction inconsistent with the request within a specified number of days.

Each indenture will include a covenant requiring our officers to furnish to the trustee annually a statement as to whether, to their knowledge, we are in default under the indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

We and the trustee may amend the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the amendment. However, to the extent discussed in the prospectus supplement, without the consent of each holder, we may not make any amendment that would:

     - change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity;

     - change the place or currency of payment of principal, premium or interest on any debt security;

     - impair the right to enforce any payment on any debt security;

     - in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to their holders;

     - in the case of debt securities that are convertible or exchangeable into other securities of Iusacell, adversely affect the right of holders to convert or exchange any of the debt securities;

     - reduce the percentage in principal amount of outstanding securities of any series for which the holders' consent is required;

     - reduce the percentage in principal amount of outstanding securities of any series necessary for waiver of compliance with certain provisions of the indentures or for waiver of certain defaults; or

     - modify provisions with respect to modification and waiver.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the holders of all debt securities of that series, our compliance with certain restrictive provisions of the indentures. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal of and premium, if any, or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder's consent. Except in certain limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In certain limited circumstances, the trustee may set a record date for action by holders. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

DEFEASANCE AND COVENANT DEFEASANCE

To the extent stated in the prospectus supplement, we may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of certain restrictive covenants in the indentures, to the debt securities of any series.

NOTICES

We will mail notices to holders of debt securities at the addresses that appear in the security register.

TITLE

We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

                              PLAN OF DISTRIBUTION

We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including:

     - the name or names of any underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters compensation;

     - any public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement. If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale.

We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, an agent will act on a best efforts basis for the period of its appointment.

We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities.

Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

All securities we offer other than certain common stock held in our treasury will be new issues of securities with no established trading market.

Any underwriters may make a market in these securities, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

                                 LEGAL MATTERS

The legality of the securities will be passed upon by Clifford Chance Rogers & Wells LLP, New York, New York, special United States counsel to Iusacell with respect to matters of New York law and United States federal law, and by De Ovando y Martinez del Campo, S.C., Mexico D.F., special Mexican counsel to Iusacell with respect to matters of Mexican law. As to all matters of Mexican law, Clifford Chance Rogers & Wells LLP will rely on the opinion of De Ovando y Martinez del Campo, S.C. As to all matters of New York law and United States federal law, De Ovando y Martinez del Campo, S.C. will rely on the opinion of Clifford Chance Rogers & Wells LLP. All statements of Mexican law in this prospectus have been passed upon by, and are made upon the authority of, De Ovando y Martinez del Campo, S.C. Certain legal matters as to United States law relating to the securities will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement. Certain legal matters as to Mexican law will be passed upon for the underwriters, if any, by the counsel named in the applicable prospectus supplement.

                                    EXPERTS

The consolidated financial statements of Iusacell and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 incorporated by reference in the registration statement and this prospectus from Iusacell's annual report on Form 20-F for the year ended December 31, 1999 have been audited by PricewaterhouseCoopers, independent auditors, as stated in their reports which are incorporated herein by reference and are so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The description of the appraisal of Iusacell's prior analog telecommunications network incorporated by reference in the registration statement and in this prospectus from Iusacell's annual report on Form 20-F for the year ended December 31, 1999 has been prepared by Consultores y Valuadores de Empresas, S.C., an international property appraiser, as indicated in their appraisal report. The description of the appraisal is included in reliance upon such report and information given on the authority of the firm as experts in property valuation.

                      ENFORCEABILITY OF CIVIL LIABILITIES

Iusacell is incorporated with limited liability in Mexico and substantially all of its assets are located in Mexico. In addition, the majority of the directors and officers of Iusacell and some of the experts named in this prospectus reside outside the United States (principally in Mexico) and all or a significant portion of the assets of those persons and of Iusacell are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons Iusacell judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Iusacell has been advised by De Ovando y Martinez del Campo, S.C., its special Mexican counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon United States federal securities laws and as to the enforceability in

Mexican courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws. As a result, because substantially all of the assets of Iusacell are located in Mexico, holders of Iusacell securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against Iusacell.

                            [IUSACELL DIGITAL LOGO]

                          GRUPO IUSACELL, S.A. DE C.V.

              RIGHTS TO PURCHASE UP TO 210,320,870 SERIES V SHARES
                   IN THE FORM OF AMERICAN DEPOSITARY SHARES,
                    EACH ADS REPRESENTING 10 SERIES V SHARES

                             PROSPECTUS SUPPLEMENT

                           -------------------------

                               Solicitation Agent

                                    JPMORGAN

OCTOBER 4, 2001

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED IN THIS PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT. WE ARE OFFERING RIGHTS TO SUBSCRIBE FOR ADSS AND SEEKING OFFERS TO SUBSCRIBE FOR ADSS OUTSIDE OF MEXICO AND ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR OF ANY SUBSCRIPTION FOR ADSS.

NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT THE SOLICITATION OF OFFERS TO SUBSCRIBERS FOR ADSS OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS RIGHTS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT APPLICABLE TO THAT JURISDICTION.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS PROSPECTUS
  MAY BE DIRECTED TO THE SOLICITATION AGENT, JPMORGAN, AT 277 PARK AVENUE, NEW YORK, NY 10172 OR BY TELEPHONE AT (212) 622-5221. YOU MAY ALSO CONTACT YOUR
BROKER, DEALER, COMMERCIAL BANK OR TRUST COMPANY OR OTHER NOMINEE FOR ASSISTANCE
                        CONCERNING THE RIGHTS OFFERING.

                          GRUPO IUSACELL, S.A. DE C.V.

RIGHTS OFFERING TO PURCHASE AMERICAN DEPOSITARY SHARES FORMING PART OF THE OFFERING TO PURCHASE UP TO 210,320,870 NEW SERIES V SHARES IN THE FORM OF SERIES V SHARES OR ADSS OF GRUPO IUSACELL, S.A. DE C.V., EACH ADS REPRESENTING TEN SHARES OF SERIES V COMMON STOCK.

THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (4:00 P.M. MEXICO CITY TIME) ON NOVEMBER 1, 2001 UNLESS EXTENDED.

October 4, 2001

To Brokers, Dealers, Banks, Trust Companies, Custodians and other Nominees:

Enclosed for your consideration, and for forwarding to your clients, is a prospectus, dated March 22, 2000, and a prospectus supplement, dated October 4, 2001, relating to the rights offering by Grupo Iusacell, S.A. de C.V., referred to in the prospectus supplement as Iusacell, to purchase ADSs, which forms part of a rights offering to purchase an aggregate of up to 210,320,870 series V shares, in the form of series V shares or ADSs. Each Iusacell ADS represents 10 series V shares of Iusacell common stock. Iusacell expects to list the new ADSs on the New York Stock Exchange on or as soon as practicable after November 7, 2001.

This rights offering is available to registered shareholders of Iusacell at 5:00 p.m., New York City time (3:00 p.m. Mexico City time), on October 5, 2001, the record date. The subscription price for ADSs will be U.S.$2.30 per new ADS and shareholders will receive one right to subscribe for one new ADS for every
3.282657 ADSs you own on the record date. Additionally, shareholders must pay the rights agent an ADS issuance fee of U.S.$0.05 per ADS. The rights to purchase ADSs are not transferable.

The following documents are enclosed:

     1. The prospectus and prospectus supplement for the rights offering; and

     2. A form of letter that may be sent by you to your clients for whom you hold ADSs, which includes a separate form for use by your clients to convey to you instructions to subscribe in the rights offering.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

Iusacell will not pay any fees or commissions to any broker or dealer or other person for soliciting subscriptions to the rights offering, except for the solicitation agent. Iusacell will reimburse each holder's agent, including brokers, dealers, banks, trust companies, custodians and other nominees, for customary handling and mailing expenses incurred in forwarding the enclosed materials to their clients.

Payment of the subscription price of U.S.$2.30 and the ADS issuance fee of U.S.$0.05 per ADS, in the manner set forth in the prospectus supplement, is needed to purchase each new ADS. Subscriptions will be accepted for full ADSs only and no fractional ADSs will be issued. The rights to purchase ADSs are not transferable and holders may not revoke, cancel or otherwise modify the exercise of rights once rights have been exercised.

Your solicitation of subscriptions for new ADSs will constitute your representation to Iusacell and its agents that (i) in connection with such solicitation, you have complied with the applicable requirements of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder and any other applicable, and any other applicable securities and blue sky regulations, (ii) if you are a foreign broker or dealer, you have conformed with the Rules of Fair Practice of the National Association of Securities Dealers, Inc. in making solicitations and (iii) in soliciting subscriptions for new ADSs, you have not used any solicitation materials other than those furnished by Iusacell.

The rights offering is not being made to, nor will subscriptions be accepted from or on behalf of, holders or beneficial owners of ADSs residing in any jurisdiction in which the making of the rights offering or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In addition, with respect to jurisdictions outside the United States, the rights offering is subject to the applicable legends set forth in the "Solicitation" section of the prospectus supplement.

The rights agent is The Bank of New York.

PAYMENT OF SUBSCRIPTION PRICE BY REGISTERED HOLDERS OF ADSS

Registered holders of ADSs evidenced by an ADR certificate issued in their name, may pay the subscription price and the ADS issuance fee by cashier's check, money order or certified check drawn on a bank located in the United States and made payable to "The Bank of New York," as rights agent.

Properly completed subscription instructions together with payment in full of the subscription price and the ADS issuance fee should be delivered to:

            By Hand:                        By Mail:                 By Overnight Courier:
The Bank of New York              The Bank of New York           The Bank of New York
Tender and Exchange Department    P.O. Box 11248                 Tender and Exchange Department
c/o The Depository Trust Company  Church Street Station          385 Rifle Camp Road, 5th Floor
55 Water Street                   New York, New York 10286-1248  West Paterson, New Jersey
Jenrette Park Entrance            Attn: Tender and Exchange      07424
Ground Floor Window               Department
New York, New York 10041

The rights agent must receive the completed subscription instructions and payment of the subscription price and the ADS issuance fee on or before the expiration of the rights exercise period. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE RIGHTS AGENT.

The rights agent has discretion to refuse to accept any improperly completed or unsigned subscription instructions. If any funds are owed upon the expiration of the rights exercise period, the rights agent will, at its discretion, accept any subsequently received funds.

PAYMENT OF SUBSCRIPTION PRICE AND ADS ISSUANCE FEE BY DTC PARTICIPANTS

DTC participants holding ADSs through DTC must instruct DTC to charge to their applicable DTC accounts the subscription price and the ADS issuance fee for each new ADS subscribed for and to deliver such amount to the DTC account of the rights agent.

                                          Very truly yours,

                                          J.P. Morgan Securities Inc.
                                          The Solicitation Agent
                                          in the United States
                                          277 Park Avenue, New York, NY 10172
                                          Tel. (212) 622-5221 (call collect)

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON OR AGENT OF IUSACELL, THE RIGHTS AGENT OR THE SOLICITATION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS OR USE ANY MATERIAL ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING, EXCEPT FOR THE MATERIAL ENCLOSED HEREWITH AND THE STATEMENTS MADE IN THE PROSPECTUS SUPPLEMENT.

                          GRUPO IUSACELL, S.A. DE C.V.

RIGHTS OFFERING TO PURCHASE AMERICAN DEPOSITARY SHARES FORMING PART OF THE OFFERING TO PURCHASE UP TO 210,320,870 NEW SERIES V SHARES IN THE FORM OF SERIES V SHARES OR ADSS OF GRUPO IUSACELL, S.A. DE C.V., EACH ADS REPRESENTING TEN SHARES OF SERIES V COMMON STOCK.

THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (4:00 P.M. MEXICO CITY TIME) ON NOVEMBER 1, 2001 UNLESS EXTENDED.

October 4, 2001

To holders of ADSs of Grupo Iusacell, S.A. de C.V.:

Enclosed for your consideration is a prospectus, dated March 22, 2000, and a prospectus supplement, dated October 4, 2001, relating to the rights offering by Grupo Iusacell, S.A. de C.V., referred to in the prospectus supplement as Iusacell, to purchase ADSs, which forms part of a rights offering to purchase an aggregate of up to 210,320,870 series V shares, in the form of series V shares or ADSs. Each Iusacell ADS represents 10 series V shares of Iusacell common stock. Iusacell expects to list the new ADSs on the New York Stock Exchange on or as soon as practicable after November 7, 2001.

This rights offering is available to registered shareholders of Iusacell at 5:00 p.m., New York City time (3:00 p.m. Mexico City time), on October 5, 2001, the record date. The subscription price for ADSs will be U.S.$2.30 per new ADS and shareholders will receive one right to subscribe for one new ADS for every
3.282657 ADSs you own on the record date. Additionally, you must pay the rights agent an ADS issuance fee of U.S.$0.05 per ADS. The rights to purchase ADSs are not transferable.

Payment of the subscription price of U.S.$2.30 and the ADS issuance fee of U.S.$0.05 per ADS, in the manner set forth in the prospectus supplement and in this letter, is needed to purchase each new ADS. Subscriptions will be accepted for full ADSs only and no fractional ADSs will be issued.

Accordingly, if you wish to subscribe for new ADSs, you should complete and sign the instructions below. You must deliver your instructions (in person, by overnight courier or by mail), accompanied by payment in full of the aggregate dollar subscription price and the ADS issuance fee for all subscribed ADSs to the rights agent pursuant to the terms and conditions set forth in the prospectus supplement and in this letter. You may not revoke, cancel or otherwise modify the exercise of your rights once you have exercised your rights.

If you subscribe in the rights offering, then you will be deemed to have represented, warranted and agreed for the benefit of Iusacell and its agents that (i) you have received a copy of the prospectus supplement and have read and agreed to be bound by all the terms and conditions set forth in the prospectus supplement, (ii) you have full power and authority to acquire the ADSs issuable and, (iii) you will, upon the request of the rights agent or Iusacell, execute and deliver any additional documents necessary or desirable to complete your participation in the rights offering.

Each Canadian holder will be deemed to acknowledge that such holder has been solicited in Ontario only by a broker dealer registered in Ontario in connection with the rights offering.

All authority conferred or agreed to be conferred, and all representations, warranties and agreements made, by a holder shall survive the death or incapacity of such holder and shall in all respects be binding upon the successors, assigns, heirs, executors, administrators and personal representatives of such holder.

Iusacell reserves full discretion to determine all questions as to subscriptions, including whether the documentation is complete, the date and time of receipt of a subscription, the propriety of execution and delivery of any document or instruction, and other questions as to validity, form, eligibility or acceptability of any subscription. Iusacell reserves the right to reject any subscription not in proper form or otherwise not valid or the acceptance of which may be unlawful or to waive any irregularities or, in its sole discretion, to waive any conditions, and Iusacell's interpretation of the terms and conditions of the rights offering will be final and binding. Neither Iusacell nor the rights agent shall be obligated to give any notice of any defects or irregularities in subscriptions and shall not incur any liability for failure to give such notice.

THE RIGHTS AGENT MUST RECEIVE THE COMPLETED SUBSCRIPTION INSTRUCTIONS AND PAYMENT OF THE SUBSCRIPTION PRICE AND THE ADS ISSUANCE FEE ON OR BEFORE THE EXPIRATION OF THE RIGHTS OFFERING. DEPOSIT IN THE MAIL WILL NOT CONSTITUTE DELIVERY TO THE RIGHTS AGENT. THE METHOD OF DELIVERY OF ALL DOCUMENTS OR INSTRUCTIONS IS AT YOUR RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

                                          Very truly yours,

                                          J.P. Morgan Securities Inc.
                                          The Solicitation Agent
                                          in the United States
                                          277 Park Avenue, New York, NY 10172
                                          Tel. (212) 622-5221 (call collect)

                  INSTRUCTIONS WITH RESPECT TO RIGHTS OFFERING

The undersigned acknowledges receipt of this letter and the prospectus supplement of Grupo Iusacell, S.A. de C.V., dated October 4, 2001. By signing below, the undersigned subscribes to the number of new ADSs set forth below pursuant to the terms and conditions set forth in the prospectus supplement and this letter.


Printed Name(s) and Address(es)                 Signature(s)
                                                --------------------------------------------------------
                                                --------------------------------------------------------
                                                --------------------------------------------------------
                                                Telephone No.: -------------------------------------
                                                Holder's Account No.: -----------------------------

Pursuant to the terms of the rights offering, ADSs may be purchased for U.S.$2.30 per ADS.

TO DETERMINE THE NUMBER OF ADSS YOU ARE ENTITLED TO SUBSCRIBE TO, PLEASE FILL IN THE BOXES.

--------------------------------------------------------------------------------------------------------
                                                                                       *
                                     Divide the number of ADSs you
                                        own on the record date         Number of ADSs to which you have
     Number of ADSs you own                   by 3.282657                    a right to subscribe
--------------------------------------------------------------------------------------------------------
               **                                 ***                                ****
Number of ADSs to which you wish
            to subscribe                at U.S.$2.35 per ADS =                Amount you must pay
--------------------------------------------------------------------------------------------------------

---------------

    * You have right to subscribe to one new ADS for every 3.282657 ADSs you own on the record date.

  ** You must round the number down to the nearest whole number. We will automatically reduce the number of ADSs to the maximum to which you are entitled if you have written a number greater than the number to which you are entitled pursuant to the rights offering.

 *** The payment of U.S.$2.35 per ADS includes (i) the subscription price of U.S.$2.30 per ADS and (ii) the ADS issuance fee of U.S.$0.05 per ADS charged by the rights agent.

**** Send a cashier's check, money order or certified check made payable to "The
     Bank of New York" for the amount you must pay to the address set forth in the prospectus supplement.

                          GRUPO IUSACELL, S.A. DE C.V.

RIGHTS OFFERING TO PURCHASE AMERICAN DEPOSITARY SHARES FORMING PART OF THE OFFERING TO PURCHASE UP TO 210,320,870 NEW SERIES V SHARES IN THE FORM OF SERIES V SHARES OR ADSS OF GRUPO IUSACELL, S.A. DE C.V., EACH ADS REPRESENTING TEN SHARES OF SERIES V COMMON STOCK.

THE RIGHTS OFFERING WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (4:00 P.M. MEXICO CITY TIME) ON NOVEMBER 1, 2001 UNLESS EXTENDED.

October 4, 2001

To our Clients:

Enclosed for your consideration is a prospectus, dated March 22, 2000, and a prospectus supplement, dated October 4, 2001, relating to the rights offering by Grupo Iusacell, S.A. de C.V., referred to in the prospectus supplement as Iusacell, to purchase ADSs, which forms part of a rights offering to purchase an aggregate of up to 210,320,870 series V shares, in the form of series V shares or ADSs. Each Iusacell ADS represents 10 series V shares of Iusacell common stock. Iusacell expects to list the new ADSs on the New York Stock Exchange on or as soon as practicable after November 7, 2001.

This rights offering is available to registered shareholders of Iusacell at 5:00 p.m., New York City time (3:00 p.m. Mexico City time), on October 5, 2001, the record date. The subscription price for ADSs will be U.S.$2.30 per new ADS and you will receive one right to subscribe for one new ADS for every 3.282657 ADSs you own on the record date. Additionally, you must pay the rights agent an ADS issuance fee of U.S.$0.05 per ADS. The rights to purchase ADSs are not transferable.

The prospectus supplement is being forwarded to you as an owner of ADSs registered in street name and held with a broker.

Payment of the subscription price of U.S.$2.30 and the ADS issuance fee of U.S.$0.05 per ADS, in the manner set forth in the prospectus supplement and in this letter, is needed to purchase each new ADS. Subscriptions will be accepted for full ADSs only and no fractional ADSs will be issued.

Accordingly, if you wish to subscribe for new ADSs, you should complete and sign the instructions below. You must deliver your instructions to us (in person, by overnight courier or by mail), accompanied by payment in full of the aggregate dollar subscription price and the ADS issuance fee for all subscribed ADSs. You may not revoke, cancel or otherwise modify the exercise of your rights once you have exercised your rights.

IF YOU WISH TO PARTICIPATE IN THE RIGHTS OFFERING YOU MUST SO INDICATE ON THE INSTRUCTION FORM INCLUDED WITH THIS LETTER. PLEASE SEND US YOUR INSTRUCTIONS AS PROMPTLY AS POSSIBLE SO WE CAN SUBSCRIBE ON YOUR BEHALF BEFORE THE EXPIRATION OF THE RIGHTS OFFERING.

If, pursuant to your instructions, we submit your subscription as part of the rights offering, then you will be deemed to have represented, warranted and agreed for the benefit of Iusacell and its agents that (i) you have received a copy of the prospectus supplement and have read and agreed to be bound by all the terms and conditions set forth in the prospectus supplement, (ii) you have full power and authority to acquire the ADSs issuable and, (iii) you will, upon the request of the rights agent or Iusacell, execute and deliver any additional documents necessary or desirable to complete your participation in the rights offering.

Each Canadian holder will be deemed to acknowledge that such holder has been solicited in Ontario only by a broker dealer registered in Ontario in connection with the rights offering.

All authority conferred or agreed to be conferred, and all representations, warranties and agreements made, by a beneficial owner of equity securities shall survive the death or incapacity of such owner and shall in all respects be binding upon the successors, assigns, heirs, executors, administrators and personal representatives of such owner.

Iusacell reserves full discretion to determine all questions as to subscriptions, including whether the documentation is complete, the date and time of receipt of a subscription, the propriety of execution and delivery of any document or instruction, and other questions as to validity, form, eligibility or acceptability of any subscription. Iusacell reserves the right to reject any subscription not in proper form or otherwise not valid or the acceptance of which may be unlawful or to waive any irregularities or, in its sole discretion, to waive any conditions, and Iusacell's interpretation of the terms and conditions of the rights offering will be final and binding. Neither Iusacell nor the rights agent shall be obligated to give any notice of any defects or irregularities in subscriptions and shall not incur any liability for failure to give such notice.

                  INSTRUCTIONS WITH RESPECT TO RIGHTS OFFERING

The undersigned acknowledges receipt of this letter and the prospectus supplement of Grupo Iusacell, S.A. de C.V., dated October 4, 2001. By signing below, the undersigned instructs you to subscribe on our behalf for the number of new ADSs set for the below pursuant to the terms and conditions set forth in the prospectus supplement and this letter.


Printed Name(s) and Address(es)                                                 Signature(s)
                                                          --------------------------------------------------------
                                                          --------------------------------------------------------
                                                                      Holder's Customer Representative
                                                          --------------------------------------------------------
                                                           Telephone No.: --------------------------------------
                                                            Holder's Account No.: ------------------------------

Pursuant to the terms of the rights offering, ADSs may be purchased for U.S.$2.30 per ADS.

TO DETERMINE THE NUMBER OF ADSS YOU ARE ENTITLED TO SUBSCRIBE TO, PLEASE FILL IN THE BOXES.

--------------------------------------------------------------------------------------------------------
                                                                                       *
                                   Divide the number of ADSs you own   Number of ADSs to which you have
     Number of ADSs you own         on the record date by 3.282657           a right to subscribe
--------------------------------------------------------------------------------------------------------
               **                                 ***                                ****
Number of ADSs to which you wish
            to subscribe                at U.S.$2.35 per ADS =                Amount you must pay
--------------------------------------------------------------------------------------------------------

---------------

    * You have right to subscribe to one new ADS for every 3.282657 ADSs you own on the record date.

  ** You must round the number down to the nearest whole number. We will automatically reduce the number of ADSs to the maximum to which you are entitled if you have written a number greater than the number to which you are entitled pursuant to the rights offering.

 *** The payment of U.S.$2.35 per ADS includes (i) the subscription price of U.S.$2.30 per ADS and (ii) the ADS issuance fee of U.S.$0.05 per ADS charged by the rights agent.

**** Send us a cashier's check, money order or certified check made payable to "The Bank of New York" for the amount you must pay.